The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not offers to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
A filing fee of $123,050 calculated in accordance with Rule 457(r), is payable to the SEC in connection with the offering of debt securities from the Registration Statement (File 333-133890)
by means of this prospectus supplement and the accompanying prospectus. The proposed maximum aggregate offering price is based on a maximum aggregate principal amount of debt securities sold of $1,150,000,000 including amounts that may be purchased by the underwriters pursuant to their overallotment option.
SUBJECT TO COMPLETION, DATED MAY 8, 2006
Prospectus Supplement
to Prospectus dated May 8, 2006
$ 1,000,000,000
(Aggregate Principal Amount)
% Convertible Senior Notes Due 2013

Holders may convert their notes at their option on any day prior to the close of business on the scheduled trading day immediately preceding February     , 2013 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter after the calendar quarter ending June 30, 2006, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. On and after February     , 2013 until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances.
Upon conversion we will pay cash and shares of our common stock, if any, based on a daily conversion value, as described in this prospectus supplement, calculated on a proportionate basis for each day of the relevant twenty trading-day observation period. The initial conversion rate will be                 shares of common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $         per share of common stock. The conversion price will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “fundamental change” occurs prior to the maturity date, we will in some cases increase the conversion rate for a holder that elects to convert notes in connection with such fundamental change.
Holders may require us to repurchase for cash all or part of their notes upon a “designated event” at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the relevant repurchase date. We may not redeem the notes prior to maturity.
The notes will rank equally with any future senior debt and senior to any future subordinated debt, will be structurally subordinated to liabilities of our subsidiaries and will be effectively subordinated to our secured indebtedness. For a more detailed description of the notes, see “Description of the Notes” beginning on page S-32.
We do not intend to apply for a listing of the notes on any national securities exchange or for inclusion of the notes on any automatic quotation system. Our common stock is listed on The NASDAQ National Market under the symbol “SNDK.” On May 5, 2006, the last reported sale price of our common stock on The NASDAQ National Market was $62.53 per share.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS WE INCORPORATE BY REFERENCE.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Proceeds
	Price to	Underwriting	to SanDisk
	Public	Discounts	Corporation

Per Note	%	%	%
Total	$	$	$
We have granted the underwriters the right to purchase up to an additional $150,000,000 principal amount of notes solely to cover over-allotments.
The underwriters expect to deliver the notes to purchasers on May     , 2006.

Joint Bookrunning Managers

MORGAN STANLEY	GOLDMAN, SACHS & CO.

THOMAS WEISEL PARTNERS LLC
Prospectus Supplement dated May     , 2006

PROSPECTUS SUPPLEMENT
   You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. Neither we nor the underwriters are making any offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our notes. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision.
PRESENTATION OF INFORMATION
   These offering materials consist of two documents: (1) this prospectus supplement, which describes the terms of the notes that we are currently offering, and (2) the accompanying prospectus, which provides general information about us. The information in this prospectus supplement replaces any inconsistent information included or incorporated by reference in the accompanying prospectus.
   This prospectus supplement and the documents incorporated by reference herein contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act of 1934, as amended, or the Exchange Act, which represent our expectations or beliefs concerning future events. When used in this prospectus supplement and in documents incorporated herein by reference, the words “expects,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook” and similar expressions are intended to identify forward-looking statements. Our forward-looking statements are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate and may significantly and adversely affect our business, financial condition and results of operations.

SUMMARY
   This summary highlights selected information about our company and this offering. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement including the “Risk Factors” section, and the accompanying prospectus, and the other documents we refer to and incorporate by reference for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus. Unless otherwise noted, information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase additional notes.
   References in this prospectus supplement to “SanDisk,” the “Company,” “we,” “us” and “our” refer to SanDisk Corporation and its subsidiaries, unless otherwise specified. “SanDisk” is a registered trademark of SanDisk Corporation. All other trade names used in this prospectus supplement or the accompanying prospectus are trademarks of their respective holders.
SANDISK CORPORATION
Our Company
   We are the worldwide leader in flash storage card products. We design, develop and market flash storage devices used in a wide variety of consumer electronics products. Flash storage allows data to be stored in a compact format that retains the data for an extended period of time after the power has been turned off. Our flash storage card products enable mass market adoption of digital cameras, feature phones, MP3 players and other digital consumer devices. Our products include flash cards, Universal Serial Bus, or USB, flash drives and digital audio players.
   As a supplier to this industry, our results are primarily driven by worldwide demand for flash storage devices, which in turn depends on end-user demand for electronic products. We believe the market for flash storage is price elastic. We expect that as we reduce the price of our flash devices, consumers will demand an increasing number of megabytes of memory. In order to profitably capitalize on price elasticity in the market for flash storage products, we must reduce our cost per megabyte at a rate similar to the change in selling price per megabyte to the consumer. We achieve these cost reductions through technology improvements primarily focused on increasing the amount of memory stored in a given area of silicon.
   In April 2006, we and Toshiba Corporation, or Toshiba, entered into a non-binding memorandum of understanding to build Fab 4, a new proposed 300-millimeter wafer fabrication facility at Toshiba’s Yokkaichi, Japan operations to meet the anticipated fast growing demand for NAND flash memory in 2008 and beyond. Assuming we enter into a definitive agreement with Toshiba, we and Toshiba plan to start construction of the new facility in August 2006, with initial production operations scheduled to begin in the fourth quarter of 2007. Toshiba will fund construction of the building, while both we and Toshiba will provide funds for the manufacturing equipment.
Additional Information
   We were incorporated in Delaware in June 1988 under the name SunDisk Corporation and changed our name to SanDisk Corporation in August 1995. We file reports and other information with the Securities and Exchange Commission, or SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy or information statements. Those reports and statements as well as all amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act (1) may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, (2) are available at the SEC’s internet site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and (3) are available free of charge through our website as soon as reasonably practicable after electronic filing with, or furnishing to, the SEC. Information regarding the operation of the SEC’s public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Our website address is www.sandisk.com. Except for those of our SEC filings expressly incorporated herein by reference, information on our website is not incorporated by reference nor otherwise included in this prospectus supplement or the accompanying prospectus. Our principal executive offices are located at 140 Caspian Court, Sunnyvale, California 94089 and our telephone number is (408) 542-0500.
THE OFFERING

Issuer	SanDisk Corporation, a Delaware corporation.

Securities Offered	$1.0 billion principal amount of % Convertible Senior Notes due 2013 (plus up to an additional $150 million principal amount for purchase by the underwriters, solely to cover overallotments).

Maturity	May , 2013, unless earlier repurchased or converted.

Interest	% per year. Interest will be payable semiannually in arrears on May 15 and November 15 of each year, beginning November 15, 2006.

Optional Redemption	The notes may not be redeemed prior to maturity.

Conversion Rights	Holders may convert their notes prior to the close of business on the scheduled trading day immediately preceding February , 2013, in multiples of $1,000 principal amount, at the option of the holder under the following circumstances:

• during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; or

• during any calendar quarter after the calendar quarter ending June 30, 2006, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or
• upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion Rights.”

On and after February , 2013 to, and including, the close of business on the scheduled trading day immediately preceding the maturity date, subject to prior repurchase of the notes, holders may convert the notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The initial conversion rate will be shares of common stock per $1,000 principal amount of notes which is equivalent to an initial conversion price of approximately $ per share of common stock, subject to adjustment.

Upon valid tender of notes for conversion, we will pay, on the third trading day following the last day of the related observation period, cash and shares of our common stock, if any, based on a daily conversion value as described herein calculated on a proportionate basis for each day of the relevant twenty trading-day observation period. See “Description of the Notes — Conversion Rights — Payment upon Conversion.”

In addition, if a “fundamental change” occurs prior to maturity, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a fundamental change upon conversion in the circumstances as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments — Adjustment to Shares Delivered upon Conversion upon Fundamental Change.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares, if any, of common stock issued to you upon conversion.

Designated Event	If we undergo a “designated event” as defined in this prospectus supplement under “Description of the Notes — Designated Event Permits Holders to Require us to Purchase Notes,” including a “fundamental change” as defined in such section, you will have the option to require us to purchase all or any portion of your notes. The designated event purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the designated event purchase date. We will pay cash for all notes so purchased.

Ranking	The notes will rank equally with any future senior debt and senior to any future subordinated debt and will be effectively subordinated to all existing liabilities of our subsidiaries and to any secured debt we may issue to the extent of the collateral. As of April 2, 2006, we had no outstanding senior secured or unsecured indebtedness.

Our subsidiaries, however, had liabilities, including trade and other payables but excluding intercompany indebtedness, outstanding in an amount of $229.8 million structurally senior to the notes. In addition, as of April 2, 2006 we had commitments of approximately $2.7 billion to fund our various obligations under the FlashVision and Flash Partners ventures with Toshiba. On April 28, 2006, we agreed to accelerate the expansion of the Flash Partners venture, which we expect will require an additional investment by us of approximately $300 million. Finally, as of April 2, 2006, we had indemnification and guarantees of obligations for these ventures of approximately $412 million. The indenture for the notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities. Our subsidiaries will not guarantee any of our obligations under the notes. We may also issue indebtedness that is secured by our assets and would be entitled to be paid from the collateral for those obligations before the notes are entitled to any claim on that collateral.

Use of Proceeds	The net proceeds from this offering will be approximately $976.0 million after deducting underwriters’ discounts and estimated offering expenses or approximately $1.1 billion if the underwriters exercise their over-allotment option in full. The net proceeds of the offering will be used for general corporate purposes, including capital expenditures for new and existing manufacturing facilities, development of new technologies, general working capital and other non-manufacturing capital expenditures. The net proceeds may also be used to fund strategic investments or acquisitions of products, technologies or complementary businesses or to obtain the right or license to use additional technologies. We currently have no commitments or agreements for any specific acquisitions, investments or licenses. In addition, we also intend to use approximately $67.3 million of the proceeds of the offering to enter into the convertible note hedge transactions and the warrant transactions entered into in connection with this offering. See “Use of Proceeds.”

Convertible Note Hedge and Warrant Transactions	In connection with the offering of the notes, we intend to enter into convertible note hedge transactions with Morgan Stanley International Limited, an affiliate of Morgan Stanley & Co. Incorporated, and Goldman, Sachs & Co. These transactions are expected to reduce the potential dilution upon conversion of the notes. We also intend to enter into warrant transactions with Morgan Stanley International Limited and Goldman, Sachs & Co. to offset to some extent the cost of the convertible note hedge transactions. We intend to use approximately $67.3 million of the net proceeds of this offering to pay the net cost of the convertible note hedge and the warrant transactions. If the underwriters exercise their option to purchase additional notes to cover overallotments, we may use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedge and warrant transactions.

In connection with hedging these transactions, Morgan Stanley International Limited, Goldman, Sachs & Co. or their respective affiliates:

• have entered into various over-the-counter cash-settled derivative transactions with respect to our common stock concurrently with the pricing of the notes; and

• may enter into various over-the-counter derivatives and/or purchase our common stock in secondary market transactions following the pricing of the notes.

These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes.

In addition, Morgan Stanley International Limited, Goldman, Sachs & Co. or their respective affiliates may unwind various over-the-counter derivatives and/or sell our common stock in secondary market transactions prior to maturity of the notes, including during any observation period, for the settlement of conversions of notes as described above, which could adversely impact the price of our common stock and of the notes. “See Purchase of Convertible Note Hedges and Sale of Warrants.”

Listing	Our common stock is traded on The NASDAQ National Market under the symbol “SNDK.”

Trading	The notes will be a new issue of securities for which no market currently exists. Although the underwriters have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue such activities at any time without notice. We do not intend to list the notes on any exchange or automated quotation system. Accordingly, we cannot assure you that any active or liquid market will develop for the notes.

U.S. Federal Income Tax Considerations	You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your own particular situation as well as any tax consequences of the ownership and disposition of the notes and our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty. See “Material U.S. Federal Income Tax Considerations.”

Risk Factors	Investment in the notes involves risks. You should carefully consider the information under “Risk Factors” and all other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before investing in the notes.

Summary Historical Consolidated Financial and Other Data
   The following summary historical consolidated financial data for the three-month periods ended April 2, 2006 and April 3, 2005 and as of April 2, 2006 are derived from, and qualified by reference to, our unaudited condensed consolidated financial statements incorporated by reference in this prospectus supplement. The summary financial data for each of the years in the three-year period ended January 1, 2006 are derived from, and are qualified by reference to, our audited consolidated financial statements incorporated by reference in this prospectus supplement. This summary data should be read in conjunction with the condensed consolidated financial statements incorporated by reference herein. Our unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited condensed consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of our financial condition and results of operations for such periods. Operating results for the three months ended April 2, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006.

	Three Months
	Ended (unaudited)		Fiscal Year Ended

	April 2,	April 3,	January 1,	January 2,	December 28,
	2006(1)	2005	2006(2)	2005(3)	2003(4)

	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenues:
Product revenues	$537,728	$399,679	$2,066,607	$1,602,836	$982,341
License and royalty revenues	85,532	51,296	239,462	174,219	97,460

Total revenues	623,260	450,975	2,306,069	1,777,055	1,079,801
Cost of revenues	384,867	251,188	1,333,335	1,091,350	641,189

Gross profit	238,393	199,787	972,734	685,705	438,612
Operating income	57,925	113,519	576,582	418,591	257,038
Net income	$35,115	$74,516	$386,384	$266,616	$168,859
Net income per share(5)
Basic	$0.18	$0.41	$2.11	$1.63	$1.17
Diluted	$0.17	$0.39	$2.00	$1.44	$1.02
Shares used in per share calculations(5)
Basic	193,077	180,631	183,008	164,065	144,781
Diluted	201,892	189,999	193,016	188,837	171,616

	As of April 2, 2006

	Actual	As Adjusted(6)

	(Unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$850,565	$1,759,245
Short-term investments	901,200	901,200
Working capital	2,099,942	3,008,622
Total assets	3,450,733	4,383,413
Long-term convertible senior notes	—	1,000,000
Total stockholders’ equity	2,931,392	2,864,072

(1)	Includes the write-off of acquired in-process technology of ($39.6) million related to the acquisition of Matrix Semiconductor, Inc. and stock compensation expense of ($18.8) million related to the adoption of SFAS 123(R).

(2)	Includes other-than-temporary impairment charges of ($10.1) million, or ($6.4) million net of tax, related to our investment in Tower Semiconductor Ltd., or Tower.

(3)	Includes other-than-temporary impairment charges of ($11.8) million, or ($7.4) million net of tax, related to our investment in Tower, an adjustment to the fair value of our Tower warrant of ($0.2) million, or ($0.1) million net of tax, and a gain from a settlement of $6.2 million, or $3.9 million net of tax, from a third-party brokerage firm related to the 2003 unauthorized disposition of our investment in United Microelectronics Corporation, or UMC.

(4)	Includes a loss of approximately ($18.3) million, or ($12.8) million net of tax, as a result of the unauthorized sale of approximately 127.8 million shares of UMC stock, a gain of approximately

$7.0 million, or $4.9 million net of tax, related to the sale of 35 million shares of UMC stock, write-downs related to the recoverability of our Tower wafer credits of ($3.9) million, or ($2.7) million net of tax, and an adjustment to the fair value of our Tower warrant of ($0.6) million, or ($0.5) million net of tax.

(5)	Net income (loss) per share and the share numbers each gives retroactive effect to a 2-for-1 stock split, in the form of a 100% stock dividend, effected on February 18, 2004.

(6)	As adjusted consolidated balance sheet data is adjusted to give effect to the issuance by us of $1.0 billion aggregate principal amount of our % convertible senior notes due 2013, after deducting underwriting discounts and commissions and estimated offering expenses and the use of approximately $67.3 million of the proceeds for the convertible note hedge transactions and the warrants entered into in connection with this offering.

	Three Months
	Ended (unaudited)		Fiscal Year Ended

	April 2,	April 3,	January 1,	January 2,	December 28,
	2006	2005	2006	2005	2003

	(In thousands)
Other Financial Data:
Cash provided by operating activities	$52,449	$134,276	$480,855	$227,630	$272,532
Cash used for investing activities	(51,851)	(38,121)	(299,497)	(522,998)	(335,740)
Cash provided by financing activities	87,970	11,272	115,398	24,648	576,902
Capital expenditures	$(52,597)	$(30,151)	$(134,477)	$(125,842)	$(54,623)

	Three Months
	Ended		Fiscal Year Ended

	April 2,		January 1,		January 2,		December 28,		December 31,		December 31,
	2006		2006		2005		2003		2002		2001

Ratio of earnings to fixed charges(1)	104.9	x	332.6	x	44.4	x	29.2	x	5.6	x	—

(1)	Computed by dividing (i) earnings before taxes adjusted for fixed charges by (ii) fixed charges, which includes interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliate. In the fiscal year ended December 31, 2001, earnings were insufficient to cover fixed charges by $444.0 million.

RISK FACTORS
   An investment in the notes involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Presentation of Information” in this prospectus supplement and “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.
Risks Relating to Our Business

Our operating results may fluctuate significantly, which may adversely affect our operations and our stock price.
   Our quarterly and annual operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation could result from a variety of factors, including, among others, the following:

•	decline in the average selling prices, net of promotions, for our products due to strategic price reductions initiated by us or our competitors, excess supply and competitive pricing pressures;

•	addition of new competitors, expansion of supply from existing competitors and ourselves creating excess market supply, which could cause our average selling prices to decline faster than our costs decline;

•	timing, volume and cost of wafer production from the FlashVision and Flash Partners ventures as impacted by fab start-up delays and costs, technology transitions, yields or production interruptions due to natural disasters, power outages, equipment failure or other factors;

•	unpredictable or changing demand for our products, particularly demand for certain types or capacities of our products or demand for our products in certain markets or geographies;

•	excess supply from captive sources due to ramping output faster than the growth in demand;

•	insufficient supply from captive and non-captive sources or insufficient capacity from our test and assembly sub-contractors to meet demand;

•	continued development of new markets and products for NAND flash memory and acceptance of our products in these markets;

•	our license and royalty revenues may decline significantly in the future as our existing license agreements and key patents expire;

•	timing of sell-through by our distributors and retail customers;

•	increased purchases of flash memory products from our non-captive sources, which typically cost more than from our captive sources;

•	difficulty in forecasting and managing inventory levels; particularly due to noncancelable contractual obligations to purchase materials such as flash memory and controllers, and the need to build finished product in advance of customer purchase orders;

•	errors or defects in our products caused by, among other things, errors or defects in the memory or controller components, including memory and non-memory components we procure from third-party suppliers;

•	disruption in the manufacturing operations of third-party suppliers for sole sourced controller wafers;

•	write-downs of our investments in fabrication capacity, equity investments and other assets;

•	expensing of share-based compensation;

•	adverse changes in product and customer mix; and

•	the factors listed elsewhere under “Risk Factors.”

Sales to a small number of customers represent a significant portion of our revenues and, if we were to lose one of our major licensees or customers or experience any material reduction in orders from any of our customers, our revenues and operating results would suffer.
   Sales to our top 10 customers and licensees accounted for more than 49% and 58% of our total revenues during the first quarter of fiscal 2006 and 2005, respectively. No customer exceeded 10% of total revenues in either of these quarters except Samsung Electronics Co. Ltd, which accounted for 14% of our total revenues in the first quarter of fiscal 2006, including sales of our products and royalty revenues. If we were to lose one of our major licensees or customers or experience any material reduction in orders from any of our customers or in sales of licensed products by our licensees, our revenues and operating results would suffer. Additionally, our license and royalty revenues may decline significantly in the future as our existing license agreements expire. Our sales are generally made from standard purchase orders rather than long-term contracts. Accordingly, our customers may generally terminate or reduce their purchases from us at any time without notice or penalty. In addition, the composition of our major customer base changes from year-to-year as we enter new markets.

Our business depends significantly upon sales of products in the highly competitive consumer market, a significant portion of which are made to retailers and through distributors and, if our distributors and retailers are not successful in this market, we could experience substantial product returns, which would negatively impact our business, financial condition and results of operations.
   A significant portion of our sales are made through retailers, either directly or through distributors. Sales through these channels typically include rights to return unsold inventory and protection against price declines. As a result, we do not recognize revenue until after the product has been sold through to the end user, in the case of sales to retailers, or to our distributors’ customers, in the case of sales to distributors. If our distributors and retailers are not successful in this market, we could experience substantial product returns or price protection claims, which would harm our business, financial condition and results of operations. Availability of sell-through data varies throughout the retail channel, which makes it difficult for us to forecast retail product revenues. Our arrangements with our customers also provide them price protection against declines in our recommended selling prices, which has the effect of reducing our deferred revenue and eventually revenue. Except in limited circumstances, we do not have exclusive relationships with our retailers or distributors and therefore must rely on them to effectively sell our products over those of our competitors.

Our average selling prices, net of promotions, may decline due to excess supply, competitive pricing pressures and strategic price reductions initiated by us or our competitors.
   The market for NAND flash products is competitive and characterized by rapid price declines. Price declines may be influenced by, among other factors, strategic price decreases by us or our competitors such as those implemented by us in 2006, supply in excess of demand from existing or new competitors, technology transitions, including adoption of multi-level cell, or MLC, by other competitors, new technologies or other strategic actions by competitors to gain market share. If our technology transitions and cost reductions fail to keep pace with the rate of price declines or our price decreases fail to generate sufficient additional demand, our gross margin and operating results will be negatively impacted.

Our revenue depends in part on the success of products sold by our OEM customers.
   A portion of our sales are to a number of original equipment manufacturers, or OEMs, who bundle our flash memory products with their products, such as cameras or handsets. Our sales to these customers are dependent upon the OEM choosing our products over those of our competitors and on the OEM’s ability to create, introduce, market and sell its products successfully in its markets. Should our OEM customers be unsuccessful in selling their current or future products that include our product, or should they decide to discontinue bundling our products, our results of operation and financial condition could be harmed.

The continued growth of our business depends on the development of new markets and products for NAND flash memory and continued elasticity in our existing markets.
   Over the last several years, we have derived the majority of our revenue from the digital camera market. This market continues to experience slower growth rates and continues to represent a declining percentage of our total revenues and therefore, our growth will be increasingly dependent on the development of new markets and new products for NAND flash memory. For example, in 2005, our revenues from the digital camera market grew by only 4% over the prior year, and it is possible that our revenue from this market could decline in future years. Newer markets for flash memory include USB drives, handsets, gaming and digital audio players. There can be no assurance that new markets and products will develop and grow fast enough, or that new markets will adopt NAND flash technologies in general or our products in particular, to enable us to continue our growth. There can be no assurance that the increase in average product capacity demand in response to price reductions will continue to generate revenue growth for us as it has in the past.

We continually seek to develop new applications, products, technologies and standards, which may not be widely adopted by consumers or, if adopted, may reduce demand by consumers for our older products.
   We continually seek to develop new applications, products and standards and enhance existing products and standards with higher memory capacities and other enhanced features. New applications, such as the adoption of flash memory cards in mobile handsets, can take several years to develop. Early successes in working with handset manufacturers to add card slots to their mobile phones does not guarantee that consumers will adopt memory cards used for storing songs, images and other content in mobile handsets. Our new products may not gain market acceptance and we may not be successful in penetrating the new markets that we target, such as handsets, digital audio players or pre-recorded flash memory cards. As we introduce new standards or technologies, such as TrustedFlashtm, it can take time for these new standards or technologies to be adopted, for consumers to accept and transition to these new standards or technologies and for significant sales to be generated from them, if this happens at all. Moreover, broad acceptance of new standards, technologies or products by consumers may reduce demand for our older products. If this decreased demand is not offset by increased demand for our other form factors or our new products, our results of operations could be harmed. Any new applications, products, technologies or standards we develop may not be commercially successful.

We face competition from numerous manufacturers and marketers of products using flash memory, as well as from manufacturers of new and alternative technologies, and if we cannot compete effectively, our results of operations and financial condition will suffer.
   Our competitors include many large domestic and international companies that have greater access to advanced wafer manufacturing capacity and substantially greater financial, technical, marketing and other resources than we do, which allows them to produce flash memory chips in high volumes at low costs and to sell these flash memory chips themselves or to our flash card competitors at a low cost. Some of our competitors may sell their flash memory chips at or below their true manufacturing costs to gain market share and to cover their fixed costs. Such practices have been common in the DRAM industry during periods of excess supply, and have resulted in substantial losses in the DRAM industry. In addition, many semiconductor companies have begun to bring up substantial new capacity of flash memory, including MLC flash memory. For example, Samsung began shipping its first MLC chips in the third quarter of 2005 and further ramped its MLC output in the fourth quarter of 2005. In addition, Hynix Semiconductor, Inc., or Hynix, is aggressively ramping NAND output and IM Flash Technologies, LLC is expected to produce significant NAND output in the future. If the combined total new flash memory capacity exceeds the corresponding growth in demand, prices may decline dramatically, adversely impacting our results of operations and financial condition. In addition, current and future competitors produce or could produce alternative flash memory technologies that compete against our NAND flash memory technology.
   Our primary semiconductor competitors continue to include our historical competitors Renesas Technology Corporation, or Renesas, Samsung and Toshiba. New competitors include Hynix, Infineon Technologies AG, or Infineon, Micron Technology, Inc., or Micron and STMicroelectronics N.V., which began shipping NAND or NAND-competitive memory in 2004. If any of these competitors increase their memory output, as Hynix recently has, it will likely result in a decline in the prevailing prices for packaged NAND semiconductor components.
   We also compete with flash memory card manufacturers and resellers. These companies purchase, or have a captive supply of, flash memory components and assemble memory cards. These companies include, among others, Dane-Elec Manufacturing, Delkin Devices, Inc., Fuji Photo Film Co., Ltd., Hagiwara Sys-Com Co., Ltd., Hama Corporation, Inc., I/ O Data Device, Inc., Infineon, Jessops PLC, Kingmax, Inc., Kingston Technology Company, Inc., Lexar Media, Inc., or Lexar, M-Systems, Inc., or M-Systems, Matsushita Battery Industrial Co., Ltd., Matsushita Electric Industries, Ltd., or Matsushita, Micron, Memorex Products, Inc., or Memorex, Panasonic, which is a brand owned by Matsushita, PNY Technologies, Inc., or PNY, PQI Corporation, Pretec Electronics Corporation (USA), Renesas, Samsung, Sharp Electronics KK, SimpleTech, Inc., Sony Corporation, Toshiba Corporation and Viking Components, Inc.
   Some of our competitors have substantially greater resources than we do, have well recognized brand names or have the ability to operate their business on lower margins than we do. The success of our competitors may adversely affect our future sales revenues and may result in the loss of our key customers. For example, Samsung, with significant manufacturing capacity, brand recognition and access to broad distribution channels, provides competing flash cards, such as the MMC microtm that competes directly with our microSDtm mobile card. Lexar markets a line of flash cards bearing the Kodak brand name, which competes with our flash memory cards. Our handset card products also face competition from embedded solutions from competitors including Intel, M-Systems and Samsung. Our digital audio players face competition from similar products offered by other companies, including Apple Computer, Inc., Creative Technologies, Ltd., iriver America, Inc. and Samsung. Our USB flash drives face competition from Lexar, M-Systems, Memorex, and PNY, among others. If our products cannot compete effectively, our market share and profitability will be adversely impacted.
   Furthermore, many companies are pursuing new or alternative technologies, such as nanotechnologies or microdrives, which may compete with flash memory. These new or alternative technologies may provide smaller size, higher capacity, reduced cost, lower power consumption or other advantages. If we cannot compete effectively, our results of operations and financial condition will suffer.
   We have patent cross-license agreements with several of our leading competitors. Under these agreements, we have enabled competitors to manufacture and sell products that incorporate technology covered by our patents. If we continue to license our patents to our competitors, competition may increase and may harm our business, financial condition and results of operations.

   We believe that our ability to compete successfully depends on a number of factors, including:

•	price, quality and on-time delivery to our customers;

•	product performance, availability and differentiation;

•	success in developing new applications and new market segments;

•	sufficient availability of supply;

•	efficiency of production;

•	timing of new product announcements or introductions by us, our customers and our competitors;

•	the ability of our competitors to incorporate standards or develop formats which we do not offer;

•	the number and nature of our competitors in a given market;

•	successful protection of intellectual property rights; and

•	general market and economic conditions.
   We may not be able to successfully compete in the marketplace.

The semiconductor industry is subject to significant downturns that have harmed our business, financial condition and results of operations in the past and may do so in the future.
   The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price declines, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated declines in selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future.

Our business and the markets we address are subject to significant fluctuations in supply and demand and our commitments to our ventures with Toshiba may result in losses.
   Through Flash Partners’ increased production, we expect our 2006 captive memory supply to increase by a higher percentage than our flash memory supply increased in either of the last two years. Our obligation to purchase 50% of the supply from FlashVision and Flash Partners, the ventures with Toshiba, could harm our business and results of operations if our committed supply exceeds demand for our products. The adverse effects could include, among other things, significant decreases in our product prices, significant excess, obsolete or lower of cost or market inventory write-downs and the impairment of our investments in the ventures with Toshiba. These effects could be magnified if the Fab 4 venture, a proposed new advanced NAND fab with Toshiba, is completed and commences production. Any future excess supply could have a material adverse effect on our business, financial condition and results of operations.

We depend on third-party foundries for silicon supply and any shortage or disruption in our supply from these sources will reduce our revenues, earnings and gross margins.
   All of our flash memory card products require silicon supply for the memory and controller components. The substantial majority of our flash memory is currently supplied by our ventures with Toshiba and by Toshiba pursuant to our foundry agreement, and to a lesser extent by Renesas and Samsung. Any disruption in supply of flash memory from our captive or non-captive sources would harm our operating results. For example, we intend to increase production at Fab 3, commence production at Fab 4 and continue to procure wafers from non-captive sources. If Fab 3 production ramp does not increase as anticipated, we fail to enter into definitive agreements for Fab 4, fail to commence production at Fab 4 as planned, Fab 4 does not meet anticipated manufacturing output, or our non-captive sources fail to supply wafers in the amounts and at the times we expect, we may not have sufficient supply to meet demand and our operating results will be harmed. Currently, our controller wafers are only manufactured by Tower and UMC, and some of these controllers are sole-sourced at either UMC or Tower. Any disruption in the manufacturing operations of Tower or UMC would result in delivery delays, would adversely affect our ability to make timely shipments of our products and would harm our operating results until we could qualify an alternate source of supply for our controller wafers, which could take three or more quarters to complete. In times of significant growth in global demand for flash memory, demand from our customers may outstrip the supply of flash memory and controllers available to us from our current sources. If our silicon vendors are unable to satisfy our requirements on competitive terms or at all due to lack of capacity, technological difficulties, natural disaster, financial difficulty, power failure, labor unrest, their refusal to do business with us, their relationships with our competitors or other causes, we may lose potential sales and our business, financial condition and operating results may suffer. In addition, these risks are magnified at Toshiba’s Yokkaichi operations, where the current ventures are operated, Fab 4 will be located, and Toshiba’s foundry capacity is located. Earthquakes and power outages have resulted in production line stoppage and loss of wafers in Yokkaichi and similar stoppages and losses may occur in the future. For example, in the first quarter of fiscal 2006, a brief power outage in Fab 3 resulted in a loss of wafers and significant costs associated with bringing the fab back on line. Also, the Tower fabrication facility, from which we source controller wafers, is facing financial challenges and is located in Israel, an area of political turmoil. Any disruption or delay in supply from our silicon sources could significantly harm our business, financial condition and results of operations.

Our actual manufacturing yields may be lower than our expectations resulting in increased costs and product shortages.
   The fabrication of our products requires wafers to be produced in a highly controlled and ultra clean environment. Semiconductor manufacturing yields and product reliability are a function of both design technology and manufacturing process technology and production delays may be caused by equipment malfunctions, fabrication facility accidents or human errors. Yield problems may not be identified or improved until an actual product is made and can be tested. As a result, yield problems may not be identified until the wafers are well into the production process. We have from time to time experienced yields which have adversely affected our business and results of operations. We have experienced adverse yields on more than one occasion when we have transitioned to new generations of products. If actual yields are low, we will experience higher costs and reduced product supply, which could harm our business, financial condition and results of operations. For example, if the production ramp and/or yield of the 70-nanometer, 300-millimeter Flash Partners wafers does not increase as expected, we may not have enough supply to meet demand and our cost competitiveness, business, financial condition and results of operations will be harmed.

We depend on our third-party subcontractors and our business could be harmed if our subcontractors do not perform as planned.
   We rely on third-party subcontractors for our wafer testing, IC assembly, packaged testing, product assembly, product testing and order fulfillment. From time-to-time, our subcontractors have experienced difficulty in meeting our requirements. If we are unable to increase the capacity of our current sub-contractors or qualify and engage additional sub-contractors, we may not be able to meet demand for our products. We do not have long-term contracts with our existing subcontractors nor do we expect to have long-term contracts with any new subcontract suppliers. We do not have exclusive relationships with any of our subcontractors and therefore cannot guarantee that they will devote sufficient resources to manufacturing our products. We cannot, and will not, be able to directly control product delivery schedules. Furthermore, we manufacture on a turnkey basis with some of our subcontract suppliers. In these arrangements we do not have visibility and control of their inventories of purchased parts necessary to build our products or of the progress of our products through their assembly line. Any significant problems that occur at our subcontractors, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems, either of which would have adverse effects on our operating results.

In transitioning to new processes, products and silicon sources, we face production and market acceptance risks that have caused, and may in the future cause significant product delays that could harm our business.
   Successive generations of our products have incorporated semiconductors with greater memory capacity per chip. The transition to new generations of products, such as the 55-nanometer 8 and 16 gigabit MLC chip which we expect to begin shipping in volume in 2007, is highly complex and requires new controllers, new test procedures and modifications of numerous aspects of manufacturing, as well as extensive qualification of the new products by both us and our OEM customers. In addition, Flash Partners is currently ramping the 70-nanometer 8 gigabit MLC chip in the Yokkaichi 300-millimeter fab and this transition is subject to yield, quality and output risk. In addition, procurement of MLC wafers from non-captive sources requires us to develop new controller technology and may result in inadequate quality or performance in our products that integrate these MLC components. Any material delay in a development or qualification schedule could delay deliveries and adversely impact our operating results. We periodically have experienced significant delays in the development and volume production ramp-up of our products. Similar delays could occur in the future and could harm our business, financial condition and results of operations.

Our products may contain errors or defects, which could result in the rejection of our products, product recalls, damage to our reputation, lost revenues, diverted development resources and increased service costs and warranty claims and litigation.
   Our products are complex, must meet stringent user requirements, may contain errors or defects and the majority of our products are warranted for one to five years. Errors or defects in our products may be caused by, among other things, errors or defects in the memory or controller components, including components we procure from non-captive sources such as the MLC products we procure from a third-party supplier. These factors could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources, increased customer service and support costs and warranty claims and litigation. We record an allowance for warranty and similar costs in connection with sales of our product, but actual warranty and similar costs may be significantly higher than our recorded estimate and result in an adverse effect on our results of operations and financial condition.
   Our new products have from time-to-time been introduced with design and production errors at a rate higher than the error rate in our established products. We must estimate warranty and similar costs for new products without historical information and actual costs may significantly exceed our recorded estimates. Underestimation of our warranty and similar costs would have an adverse effect on our results of operations and financial condition.

We and Toshiba plan to continue to expand the wafer fabrication capacity of the Flash Partners business venture as well as form a new venture, and as we do so, we will make substantial capital investments and incur substantial start-up and tool relocation costs, which could adversely impact our operating results.
   We and Toshiba are making, and plan to continue to make, substantial investments in new capital assets to expand the wafer fabrication capacity of our Flash Partners business venture in Japan. We and Toshiba recently announced our intention to accelerate expansion at Fab 3 to bring wafer capacity to 90,000 wafers per month by April 2007 and in addition, we and Toshiba recently announced that we entered into a non-binding memorandum of understanding for Fab 4, a proposed new advanced NAND fab. In addition, each time that we and Toshiba add substantial new wafer fabrication capacity, we will experience significant initial design and development and start-up costs as a result of the delay between the time of the investment and the time qualified products are manufactured and sold in volume quantities. For several quarters, we will incur initial design and development costs and start-up costs and pay our share of ongoing operating activities even if we do not achieve the planned output volume or utilize our full share of the expanded output, and these costs will impact our gross margins, results of operations and financial condition.

There is no assurance that Flash Partners’ 300-millimeter NAND flash memory facility will perform as expected.
   We believe that our future success will continue to depend on the development and introduction of new generations of flash memory wafers, such as the 300-millimeter wafers produced by Flash Partners. These wafers are substantially larger in surface area and therefore more susceptible to new technological and manufacturing issues, such as mechanical and thermal stresses, than 200-millimeter wafers that we use in production at Yokkaichi Fabs 1 and 2. We have limited experience in operating a wafer manufacturing line and we rely on Toshiba’s capability to operate and manage the Yokkaichi facilities. Prior to Fab 3, Toshiba did not have experience in manufacturing 300-millimeter advanced NAND designs, nor in operating a new equipment set that had to be optimized to process 300-millimeter NAND wafers with competitive yields. Flash Partners’ 300-millimeter facility may not perform as expected or ramp to volume production on time, and the cost to equip the facility may be significantly more than planned. Samsung, the world’s largest NAND flash memory manufacturer, already has experience manufacturing 300-millimeter wafers with 90- and 70-nanometer feature sizes. Also, Samsung is licensed under our patents to use MLC technology, which further enhances its manufacturing capabilities, and began shipping NAND/ MLC products in the third quarter of 2005. Samsung may be able to produce product at a lower cost than we can and increase their market share, thus adversely affecting our operating results and financial condition.

We have a contingent indemnification obligation for certain liabilities Toshiba incurs as a result of Toshiba’s guarantee of the FlashVision equipment lease arrangement and have environmental and intellectual property indemnification as well as guarantee obligations with respect to Flash Partners.
   Toshiba has guaranteed FlashVision’s lease arrangement with third-party lessors. The total minimum remaining lease payments as of April 2, 2006 were 16.4 billion Japanese yen, or approximately $139 million based upon the exchange rate at April 2, 2006. If Toshiba makes payments under its guarantee, we have agreed to indemnify Toshiba for 49.9% of its costs.
   In December 2004 and December 2005, Flash Partners entered into two separate equipment lease facilities totaling 85.0 billion Japanese yen, or approximately $724 million based upon the exchange rate at April 2, 2006, which, as of April 2, 2006, had been drawn down in their entirety. As of April 2, 2006, our cumulative guarantee under the equipment leases, net of cumulative lease payments was approximately 40.3 billion Japanese yen, or approximately $343 million based on the exchange rate at April 2, 2006. If our corporate rating is significantly downgraded by any rating agency, it may impair the ability of our ventures with Toshiba to obtain future equipment lease financings on terms consistent with current leases and would cause a default under certain current leases, either of which could harm our business and financial condition.
   We and Toshiba have also agreed to mutually contribute to, and indemnify each other and Flash Partners for, environmental remediation costs or liability resulting from Flash Partners’ manufacturing operations in certain circumstances. In addition, we and Toshiba entered into a Patent Indemnification Agreement under which in many cases we will share in the expenses associated with the defense and cost of settlement associated with such claims. This agreement provides limited protection for us against third-party claims that NAND flash memory products manufactured and sold by Flash Partners infringe third-party patents.

   None of the foregoing obligations are reflected as liabilities on our consolidated balance sheets. If we have to perform our obligations under these agreements, our business will be harmed and our financial condition and results of operations will be adversely affected.

Seasonality in our business may result in our inability to accurately forecast our product purchase requirements.
   Sales of our products in the consumer electronics market are subject to seasonality. For example, sales have typically increased significantly in the fourth quarter of each year, sometimes followed by declines in the first quarter of the following year. This seasonality increases the complexity of forecasting our business. If our forecasts are inaccurate, we can lose market share or procure excess inventory or inappropriately increase or decrease our operating expenses, any of which could harm our business, financial condition and results of operations. This seasonality also may lead to higher volatility in our stock price, the need for significant working capital investments in receivables and inventory and our need to build up inventory levels in advance of our most active selling seasons.

From time to time, we overestimate our requirements and build excess inventory, and underestimate our requirements and have a shortage of supply, both of which harm our financial results.
   The majority of our products are sold into consumer markets, which are difficult to accurately forecast. Also, a substantial majority of our quarterly sales are from orders received and fulfilled in that quarter. Additionally, we depend upon timely reporting from our retail and distributor customers as to their inventory levels and sales of our products in order to forecast demand for our products. Our international customers submit these reports on a monthly, not weekly, basis making it more difficult to accurately forecast demand. We have in the past significantly over-forecasted and under-forecasted actual demand for our products. The failure to accurately forecast demand for our products will result in lost sales or excess inventory both of which will have an adverse effect on our business, financial condition and results of operations. In addition, at times inventory may increase in anticipation of increased demand or as captive wafer capacity ramps. If demand does not materialize, we may be forced to write-down excess inventory which may harm our financial condition and results of operations.
   Under conditions of tight flash memory supply, we may be unable to adequately increase our production volumes or secure sufficient supply in order to maintain our market share. If we are unable to maintain market share, our results of operations and financial condition could be harmed. Conversely, during periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices.
   Our ability to respond to changes in market conditions from our forecast is limited by our purchasing arrangements with our silicon sources. These arrangements generally provide that the first three months of our rolling nine-month projected supply requirements are fixed and we may make only limited percentage changes in the second three months of the period covered by our supply requirement projections.

We are sole sourced for a number of our critical components and the absence of a back-up supplier exposes our supply chain to unanticipated disruptions.
   We rely on our vendors, some of which are a sole source of supply, for many of our critical components. We do not have long-term supply agreements with most of these vendors. Our business, financial condition and operating results could be significantly harmed by delays or reductions in shipments if we are unable to develop alternative sources or obtain sufficient quantities of these components.

We are exposed to foreign currency risks.
   Our purchases of NAND flash memory from the Toshiba ventures and our investments in those ventures are denominated in Japanese yen. Our sales, however, are primarily denominated in U.S. dollars. Additionally, we expect over time to increase the percentage of our sales denominated in currencies other than the U.S. dollar. This exposes us to significant risk from foreign currency fluctuations. Management of these foreign exchange exposures and the foreign currency forward contracts used to mitigate these exposures is complicated and if we do not successfully manage our foreign exchange exposures, our business, results of operations and financial condition could be harmed.

Terrorist attacks, war, threats of war and government responses thereto may negatively impact our operations, revenues, costs and stock price.
   Terrorist attacks, U.S. military responses to these attacks, war, threats of war and any corresponding decline in consumer confidence could have a negative impact on consumer retail demand, which is the largest channel for our products. Any of these events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. Any of these events could also increase volatility in the U.S. and world financial markets, which could harm our stock price and may limit the capital resources available to us and our customers or suppliers or adversely affect consumer confidence. This could harm our business and results of operations.

Natural disasters or epidemics in the countries in which we or our suppliers or subcontractors operate could negatively impact our operations.
   Our operations, including those of our suppliers and subcontractors, are concentrated in Sunnyvale, California, Yokkaichi, Japan, Hsinchu and Taichung, Taiwan and Dongguan, Shanghai and Shenzen, China. In the past, these areas have been affected by natural disasters such as earthquakes, tsunamis and typhoons, and some areas have been affected by epidemics, such as avian flu. If a natural disaster or epidemic were to occur in one or more or these areas, our disaster recovery processes may not provide adequate business continuity. In addition, we do not have insurance for most natural disasters, including earthquakes. This could harm our business and results of operations.

We may be unable to protect our intellectual property rights, which would harm our business, financial condition and results of operations.
   We rely on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. In the past, we have been involved in significant and expensive disputes regarding our intellectual property rights and those of others, including claims that we may be infringing third parties’ patents, trademarks and other intellectual property rights. We expect that we may be involved in similar disputes in the future. We cannot assure you that:

•	any of our existing patents will not be invalidated;

•	patents will be issued for any of our pending applications;

•	any claims allowed from existing or pending patents will have sufficient scope or strength;

•	our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or

•	any of our products or technologies do not infringe on the patents of other companies.
   In addition, our competitors may be able to design their products around our patents and other proprietary rights.

   Several companies have recently entered or announced their intentions to enter the flash memory market, and we believe these companies may require a license from us. Enforcement of our rights may require litigation. If we bring a patent infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully countersue us for infringement of their patent or assert a counterclaim that our patents are invalid or unenforceable. If we did not prevail as a defendant in patent infringement case, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of specific processes or obtain licenses to the infringing technology.

We may be unable to license intellectual property to or from third parties as needed, or renew existing licenses, which could expose us to liability for damages, increase our costs or limit or prohibit us from selling products.
   If we incorporate third-party technology into our products or if we are found to infringe others’ intellectual property, we could be required to license intellectual property from a third party. We may also need to license some of our intellectual property to others in order to enable us to obtain important cross-licenses to third-party patents. We cannot be certain that licenses will be offered when we need them, or that the terms offered will be acceptable, or that these licenses will help our business. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products or stop our product suppliers from using processes that may infringe the rights of third parties. We may not be successful in redesigning our products, the necessary licenses may not be available under reasonable terms, our existing licensees may not renew their licenses upon expiration and we may not be successful in signing new licensees in the future.

We are currently and may in the future be involved in litigation, including litigation regarding our intellectual property rights or those of third parties, which may be costly, may divert the efforts of our key personnel and could result in adverse court rulings which could materially harm our business.
   We are involved in a number of lawsuits, including among others, several cases involving our patents and the patents of third parties. We are the plaintiff in some of these actions and the defendant in other of these actions. Some of the actions could seek injunctions against the sale of our products and/or substantial monetary damages, which if granted or awarded, could have a material adverse effect on our business, financial condition and results of operations.
   Litigation is subject to inherent risks and uncertainties that may cause actual results to differ materially from our expectations. Factors that could cause litigation results to differ include, but are not limited to, the discovery of previously unknown facts, changes in the law or in the interpretation of laws, and uncertainties associated with the judicial decision-making process. If we receive an adverse judgment in any litigation, we could be required to pay substantial damages and/or cease the manufacture, use and sale of products. Litigation, including intellectual property litigation, can be complex, can extend for a protracted period of time, and can be very expensive. Litigation initiated by us could also result in counter-claims against us, which could increase the costs associated with the litigation and result in our payment of damages or other judgments against us. In addition, litigation may divert the efforts and attention of some of our key personnel.
   We have been, and expect to continue to be, subject to claims and legal proceedings regarding alleged infringement by us of the patents, trademarks and other intellectual property rights of third parties. From time to time we have sued, and may in the future sue, third parties in order to protect our intellectual property rights. Parties that we have sued and that we may sue for patent infringement may countersue us for infringing their patents. If we are held to infringe the intellectual property of others, we may need to spend significant resources to develop non-infringing technology or obtain licenses from third parties, but we may not be able to develop such technology or acquire such licenses on terms acceptable to us or at all. We may also be required to pay significant damages and/or discontinue the use of certain manufacturing or design processes. In addition, we or our suppliers could be enjoined from selling some or all of our respective products in one or more geographic locations. If we or our suppliers are enjoined from selling any of our respective products or if we are required to develop new technologies or pay significant monetary damages or are required to make substantial royalty payments, our business would be harmed.
   Moreover, from time to time we agree to indemnify certain of our suppliers and customers for alleged patent infringement. The scope of such indemnity varies but may in some instances include indemnification for damages and expenses, including attorneys’ fees. We may from time to time be engaged in litigation as a result of these indemnification obligations. Third-party claims for patent infringement are excluded from coverage under our insurance policies. A future obligation to indemnify our customers or suppliers may have a material adverse effect on our business, financial condition and results of operations.

Because of our international business and operations, we must comply with numerous international laws and regulations, and we are vulnerable to political instability, currency fluctuations and other risks related to international operations.
   Currently, all of our products are produced overseas in China, Israel, Japan, Taiwan and South Korea. We may, therefore, be affected by the political, economic and military conditions in these countries.
   Specifically, China does not currently have a comprehensive and highly developed legal system, particularly with respect to the protection of intellectual property rights. This result, among other things, in the prevalence of counterfeit goods in China. The enforcement of existing and future laws and contracts remains uncertain, and the implementation and interpretation of such laws may be inconsistent. Such inconsistency could lead to piracy and degradation of our intellectual property protection. Our results of operations and financial condition could be harmed by the sale of counterfeit products.
   Our international business activities could also be limited or disrupted by any of the following factors:

•	the need to comply with foreign government regulation;

•	general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business, particularly Japan, such as the earthquakes experienced in Taiwan in 1999, in Japan in 2004, 2003 and previous years, and in China in previous years;

•	reduced sales to our customers or interruption to our manufacturing processes in the Pacific Rim that may arise from regional issues in Asia;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

•	imposition of additional duties, charges and/or fees related to customs entries for our products, which are all manufactured offshore;

•	inability to successfully manage our foreign exchange exposures;

•	longer payment cycles and greater difficulty in accounts receivable collection;

•	adverse tax rules and regulations;

•	weak protection of our intellectual property rights; and

•	delays in product shipments due to local customs restrictions.

Tower Semiconductor’s financial situation is challenging.
   Tower supplies a significant portion of our controller wafers from its Fab 2 facility and is currently a sole source of supply for some of our controllers. Tower’s Fab 2 is operational but has not been completed and a continued supply of controllers to us from Tower on a cost-effective basis may be dependent on this completion. Tower’s completion of the equipment installation, technology transfer and ramp-up of production at Fab 2 is dependent upon Tower (a) having, or being able to raise, sufficient funds to complete the Fab 2 project; (b) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab 2; and (c) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under its Fab 2 approved enterprise program. In addition, Tower recently entered into an amendment to the credit facility agreement with its banks. If Tower fails to raise funds in the amounts and at the times required under the amended credit facility agreement or otherwise fails to comply with the revised financial ratios and covenants to avoid being in default under its amended bank credit agreements, Tower may have to cease operations. If this occurs, we will be forced to source our controllers from another supplier and our business, financial condition and results of operations may be harmed. Specifically, our ability to supply a number of products would be disrupted until we were able to transition manufacturing and qualify a new foundry with respect to controllers that are currently sole sourced at Tower, which could take three or more quarters to complete.
   We have recognized cumulative losses of approximately $53.6 million as a result of the other-than-temporary decline in the value of our investment in Tower ordinary shares, $9.2 million as a result of the impairment in value on our prepaid wafer credits and $1.3 million of losses on our warrant to purchase Tower ordinary shares as of April 2, 2006. We are subject to certain restrictions on the transfer of our approximately 10.4 million Tower ordinary shares including certain rights of first refusal, and through January 2008, have agreed to maintain minimum shareholdings. It is possible that we will record further write-downs of our investment, which was carried on our consolidated balance sheet at $12.9 million as of April 2, 2006, which would harm our results of operations and financial condition.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.
   The market price of our stock has fluctuated significantly in the past and may continue to fluctuate in the future. We believe that such fluctuations will continue as a result of many factors, including future announcements concerning us, our competitors or principal customers regarding financial results or expectations, technological innovations, new product introductions, governmental regulations, the commencement or results of litigation or changes in earnings estimates by analysts. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology and semiconductor companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse affect on the market price of our common stock.

We may make acquisitions that are dilutive to existing stockholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses.
   We continually evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, collaborations, capital investments and the purchase, licensing or sale of assets. If we issue equity securities in connection with an acquisition, the issuance may be dilutive to our existing stockholders. Alternatively, acquisitions made entirely or partially for cash would reduce our cash reserves.
   Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies. In order to realize the intended benefits of our recent acquisition of Matrix, we will have to successfully integrate and retain key Matrix personnel. We may experience delays in the timing and successful integration of acquired technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also result in our entering into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases, and we cannot assure you that we will realize the intended benefits of any acquisition. Furthermore, acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, the amortization of identifiable purchased intangible assets or impairment of goodwill, any of which could have a material adverse effect on our business, financial condition or results of operations.

Our success depends on key personnel, including our executive officers, the loss of who could disrupt our business.
   Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, marketing and operations personnel, including Dr. Eli Harari, our founder, president and chief executive officer. We do not have employment agreements with any of our executive officers and they are free to terminate their employment with us at any time. Our success will also depend on our ability to recruit additional highly skilled personnel. We may not be successful in hiring or retaining key personnel and our key personnel may not remain employed with us.

To manage our growth, we may need to improve our systems, controls and procedures and relocate portions of our business to new or larger facilities.
   We have experienced and may continue to experience rapid growth, which has placed, and could continue to place a significant strain on our managerial, financial and operations resources and personnel. We expect that our number of employees, including management-level employees, will continue to increase for the foreseeable future. We must continue to improve our operational, accounting and financial systems and managerial controls and procedures, including fraud procedures, and we will need to continue to expand, as well as, train and manage our workforce. From time-to-time, we may need to relocate portions of our business to new or larger facilities which could result in disruption of our business or operations. For example, in May 2006, we plan to relocate our corporate headquarters and significant engineering operations, including labs and data centers, to new facilities. If we do not manage our growth effectively, including transitions to new or larger facilities, our business could be harmed.

We expect to raise additional financing, which could be difficult to obtain, and which if not obtained in satisfactory amounts may prevent us from funding the ventures with Toshiba, increasing our wafer supply, developing or enhancing our products, taking advantage of future opportunities, growing our business or responding to competitive pressures or unanticipated industry changes, any of which could harm our business.
   We currently believe that we have sufficient cash resources to fund our operations as well as our investments in Flash Partners for at least the next twelve months; however, we expect to raise additional funds, including funds to meet our obligations with respect to Flash Partners, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. From time-to-time, we may decide to raise additional funds through public or private debt, equity or lease financings. If we issue additional equity securities, our stockholders will experience dilution and the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we raise funds through debt or lease financing, we will have to pay interest and may be subject to restrictive covenants, which could harm our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, fulfill our obligations to Flash Partners, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have a negative impact on our business.

Anti-takeover provisions in our charter documents, stockholder rights plan and in Delaware law could discourage or delay a change in control and, as a result, negatively impact our stockholders.
   We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, we have a stockholders’ rights plan that would cause substantial dilution to a stockholder, and substantially increase the cost paid by a stockholder, who attempts to acquire us on terms not approved by our board of directors. This could discourage an acquisition of us. In addition, our certificate of incorporation grants our board of directors the authority to fix the rights, preferences and privileges of and issue up to 4,000,000 shares of preferred stock without stockholder action (2,000,000 of which have already been reserved under our stockholder rights plan). Issuing preferred stock could have the effect of making it more difficult and less attractive for a third-party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to our common stock that could have a material adverse effect on the market value of our common stock. In addition, we are subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law. This section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that a stockholder became an interested stockholder. This provision could have the effect of delaying or discouraging a change of control of SanDisk.

Changes in securities laws and regulations have increased our costs; further, in the event we are unable to satisfy regulatory requirements relating to internal control, or if our internal control over financial reporting is not effective, our business could suffer.
   The Sarbanes-Oxley Act of 2002 that became law in July 2002 required changes in our corporate governance, public disclosure and compliance practices. The number of rules and regulations applicable to us has increased and will continue to increase our legal and financial compliance costs, and has made some activities more difficult, such as stockholder approval of new option plans. In addition, we have incurred and expect to continue to incur significant costs in connection with compliance with Section 404 of that law regarding internal control over financial reporting. These laws and regulations and perceived increased risk of liability could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. We cannot estimate the timing or magnitude of additional costs we may incur as a result.
   In connection with our certification process under Section 404 of the Sarbanes-Oxley Act of 2002, we have identified and will from time-to-time identify a number of deficiencies in our internal control over financial reporting. We cannot assure you that individually or in the aggregate these deficiencies would not be deemed to be a material weakness. Furthermore, we may not be able to implement enhancements on a timely basis in order to prevent a failure of our internal controls or enable us to furnish future unqualified certifications. A material weakness or deficiency in internal control over financial reporting could materially impact our reported financial results and the market price of our stock could significantly decline. Additionally, adverse publicity related to the disclosure of a material weakness or deficiency in internal controls over financial reporting could have a negative impact on our reputation, business and stock price. Any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives.
Risks Related to this Offering

We have significant financial obligations related to our ventures with Toshiba which could impact our ability to comply with our obligations under the notes.
   We have entered into agreements to guarantee, indemnify or provide financial support with respect to lease and certain other obligations of our ventures with Toshiba in which we have a 49.9% ownership interest. In addition, we may enter into future agreements to increase manufacturing capacity, including further expansion of Fab 3 and development of Fab 4. As of April 2, 2006 we had commitments of approximately $2.7 billion to fund our various obligations under the FlashVision and Flash Partners ventures with Toshiba. On April 28, 2006, we agreed to accelerate the expansion of the Flash Partners venture, which we expect will require an additional investment by us of approximately $300 million. Finally, as of April 2, 2006, we had indemnification and guarantees of obligations for these ventures of approximately $412 million. Due to these and our other commitments, we may not have sufficient funds to make payments under or repurchase the notes.

Our debt service obligations may adversely affect our cash flow.
   While the notes are outstanding, we will have debt service obligations on the notes of approximately $           million per year in interest payments. If the underwriters exercise their option to purchase additional notes, or if we issue other debt securities in the future, our debt service obligations will increase. If we are unable to generate sufficient cash to meet these obligations and must instead use our existing cash or investments, we may have to reduce, curtail or terminate other activities of our business.
   We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. We may enter into other senior financial instruments.
   Our indebtedness could have significant negative consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	place us at a competitive disadvantage relative to our competitors with less debt.

The notes will effectively rank junior in right of payment to any future secured debt and the liabilities of our subsidiaries.
   The notes will be our general, unsecured obligations and will effectively rank junior in right of payment to any future secured debt to the extent of the value of the assets securing such debt. The notes will be equal in right of payment with any future unsubordinated, unsecured debt. Although, as of April 2, 2006, we had no debt outstanding, we expect from time to time to incur additional indebtedness and other liabilities.
   In addition, the notes will not be guaranteed by any of our existing or future subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the notes or to make any funds available therefor, whether by dividends, loans or other payments. As a result, the notes will effectively rank junior in right of payment to all existing and future debt and other liabilities, including trade payables, of our subsidiaries. As of April 2, 2006, our subsidiaries had no outstanding debt, but had total trade and other payables of $229.8 million.

The conditional conversion feature of the notes could prevent you from receiving the value of cash and common stock into which a note would otherwise be convertible.
   Prior to February      , 2013, the notes are convertible into cash and shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and common stock into which the notes would otherwise be convertible.

The net share settlement feature of the notes may have adverse consequences.
   The notes will be subject to net share settlement, which means that we will satisfy our conversion obligation to holders by paying cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering shares of our common stock in settlement of any and all conversion obligations in excess of the daily conversion values, as described under “Description of the Notes — Conversion Rights — Payment upon Conversion.” Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note. In addition, any settlement of a conversion of notes into cash and shares of our common stock will be delayed until at least the 24th trading day following our receipt of the holder’s conversion notice. Accordingly, you may receive fewer proceeds than expected because the value of our common stock may decline, or fail to appreciate as much as you may expect, between the day that you exercise your conversion right and the day the conversion value of your notes is determined.
   Our failure to convert the notes into cash or a combination of cash and common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. We may not have the financial resources or be able to arrange for financing to pay such principal amount in connection with the surrender of the notes for conversion. While we do not currently have any debt or other agreements that would restrict our ability to pay the principal amount of the notes in cash, we may enter into such an agreement in the future which may limit or prohibit our ability to make any such payment. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and amounts owing in respect of the conversion of any notes.

There is no public market for the notes, which could limit their market price or your ability to sell them for an amount equal to or higher than their initial offering price.
   The notes are a new issue of securities for which there currently is no trading market. Although the underwriters intend to make a market for the notes, they are not obligated to do so and may terminate market making activities at any time. As a result, we cannot assure you that a liquid market will develop for the notes. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price and you may be unable to resell your notes or may be able to sell them only at a substantial discount. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.
   The notes will be convertible into cash and shares of our common stock, if any, based on the last reported sale price of our common stock on each trading day in observation period, and therefore we expect that the trading price of our common stock will significantly affect the trading price of the notes. The market price of our stock has fluctuated significantly in the past and may continue to fluctuate in the future. We believe that such fluctuations will continue as a result of many factors, including future announcements concerning us, our competitors or principal customers regarding financial results or expectations, technological innovations, new product introductions, governmental regulations, the commencement or results of litigation or changes in earnings estimates by analysts. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology and semiconductor companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse affect on the market price of our common stock.

Future sales or issuances of common stock may depress the trading price of our common stock and the notes.
   We maintain employee stock plans that reserved 10,700,000 shares of common stock to be issued to officers, directors and eligible employees under terms and conditions to be set by our board of directors or Compensation Committee. In addition, at our 2006 annual meeting on May 25, 2006, our stockholders will be asked to approve an amendment to our 2005 Incentive Plan to increase the number of shares reserved for issuance under that plan by an additional 15,000,000 shares. As of April 2, 2006, approximately 21,967,312 shares of our common stock were reserved for issuance upon exercise of outstanding options with a weighted-average exercise price of $28.99 per share, and approximately 384,336 shares were issuable upon vesting of restricted stock and restricted stock units. The sale of substantial amounts of our common stock could adversely impact the market price of our common stock, which could in turn negatively affect the trading price of the notes.
   In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, negatively affect the trading price of the notes.

Because we have made only limited covenants in the indenture for the notes, and the terms of the notes will not provide protection against some types of important corporate events, these limited covenants and protections against certain types of important corporate events may not protect your investment.
   The indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness, which would effectively rank senior to the notes;

•	limit our subsidiaries’ ability to pay dividends or otherwise transfer funds to us;

•	limit our ability to incur secured indebtedness that would effectively rank senior to the notes to the extent of the value of the assets securing the indebtedness;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the equity interests of our subsidiaries that we hold;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.
   Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but would not constitute a “fundamental change” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase feature of the notes as a significant factor in evaluating whether to invest in the notes.

We may be unable to repurchase notes upon the occurrence of a designated event; a designated event may adversely affect us or the notes.
   You have the right to require us to repurchase your notes upon the occurrence of a designated event as described under “Description of the Notes — Conversion Rights — Designated Event Permits Holders to Require Us to Purchase Notes.” If a designated event occurs, we cannot assure you that we will have enough funds to repurchase all the notes. In addition, future debt we incur or other agreements we may enter may limit our ability to repurchase the notes upon a designated event. Moreover, if you or other investors in our notes exercise the repurchase right for a designated event, it may cause a default under our other debt, even if the designated event itself does not cause a default, because of the potential financial effect on us that would be caused by such a repurchase.
   A fundamental change or change in control transaction involving us could have a negative effect on us and the trading price of our common stock and could negatively impact the trading price of the notes. Furthermore, the designated event provisions, including the provisions requiring the increase to the conversion rate for conversions in connection with a fundamental change in some cases, may make more difficult or discourage a takeover of our company and the removal of incumbent management.

The adjustment to the conversion rate for notes converted in connection with a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.
   If a fundamental change occurs at the time prior to maturity, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such fundamental change. The increase in the conversion rate will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments — Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” The adjustment to the conversion rate for notes converted in connection with a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $                    per share or less than $                    per share, in each case, subject to adjustment, no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed                     per $                    principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes — Conversion Rate Adjustments.” Our obligation to increase the conversion rate in connection with a fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

A change in control of us may not constitute a “designated event” for purposes of the notes.
   The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control of us except to the extent described under “Description of the Notes — Designated Event Permits Holders to Require us to Purchase Notes,” and “Description of the Notes — Conversion Rights — Conversion Rate Adjustments — Adjustment to Shares Delivered upon Conversion upon Fundamental Change” upon the occurrence of a designated event or fundamental change. However, the terms “fundamental change” and “designated event” are limited and may not include every change in control event that might cause the market price of the notes to decline. As a result, your rights under the notes upon the occurrence of a designated event or fundamental change may not preserve the value of the notes in the event of a change in control of SanDisk Corporation. In addition, any change in control of SanDisk Corporation may negatively affect the liquidity, value or volatility of SanDisk Corporation’s common stock, thereby negatively impacting the value of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.
   The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on shares of our common stock, the issuance of certain rights or warrants, subdivisions or combinations of shares of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under “Description of the Notes — Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as stock issuances for cash or third-party tender offers, that may adversely affect the trading price of the notes or the common stock. See “Description of the Notes — Conversion Rate Adjustments.” We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider the interests of holders of the notes in deciding whether to issue common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock in the future.
   We currently intend to retain any earnings to finance our operations and growth. Since we have never paid cash dividends and do not anticipate paying any cash dividends on our common stock, any short-term return on your investment will depend on the market price of the notes and our common stock.

You may have to pay U.S. federal taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.
   We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. See “Description of the Notes — Conversion Rate Adjustments.” If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. In addition, non-U.S. holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material United States Federal Income Tax Considera-

tions — U.S. Holders — Constructive Distributions” and “Certain United States Federal Income Tax Considerations — Non-U.S. Holders — Dividends.”

The convertible note hedge transactions and the warrant option transactions may affect the value of the notes and our common stock.
   We intend to enter into the convertible note hedge transactions with Morgan Stanley & Co. International Limited and Goldman, Sachs & Co., or the dealers. These transactions are expected to reduce the potential dilution upon conversion of the notes. We intend to use approximately $67.3 million of the net proceeds of this offering to pay the net cost of the convertible note hedge in excess of the warrant transactions assuming the underwriters do not exercise their option to purchase additional notes to cover overallotments. If the underwriters exercise their option to purchase additional notes to cover overallotments, we may use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedge transactions and warrant transactions. These transactions will be accounted for as an adjustment to our stockholders’ equity. In connection with hedging these transactions, the dealers or their affiliates:

•	have entered into various over-the-counter cash-settled derivative transactions with respect to our common stock, concurrently with, and shortly after, the pricing of the notes; and

•	may enter into, or may unwind, various over-the-counter derivatives and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes, including during any observation period related to a conversion of notes.
   Such activities could have the effect of increasing, or preventing a decline in, the price of our common stock concurrently with, or following, the pricing of the notes. The dealers or their affiliates are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities or other instruments they may wish to use in connection with such hedging. In particular, such hedging modification may occur during any observation period for a conversion of notes, which may have a negative effect on the value of the consideration received in relation to the conversion of those notes. In addition, we intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. To unwind their hedge positions with respect to those exercised options, the dealers or their affiliates expect to sell shares of our common stock in secondary market transactions or unwind various over-the-counter derivative transactions with respect to our common stock during the observation period, if any, for the converted notes.
   In addition, if the convertible note hedge transactions and the warrant transactions fail to become effective when this offering of notes is completed, or if the offering is not completed, the dealers or their affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock and, as a result, the value of the notes. We have also agreed to indemnify the dealers or their affiliates for losses incurred in connection with a potential unwinding of their hedge positions under certain circumstances.
   The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the amount of cash and the number of shares of common stock, if any, you will receive upon the conversion of the notes.

USE OF PROCEEDS
   We expect to receive net proceeds from this offering of approximately $976 million after deducting underwriters’ discounts and estimated offering expenses or approximately $1.1 billion if the underwriters exercise their over-allotment option in full. The net proceeds of the offering will be used for general corporate purposes, including capital expenditures for new and existing manufacturing facilities, development of new technologies, general working capital and other non-manufacturing capital expenditures. The net proceeds may also be used to fund strategic investments or acquisitions of products, technologies or complementary businesses or to obtain the right or license to use additional technologies. We currently have no commitments or agreements for any specific acquisitions, investments or licenses. In addition, we also intend to use approximately $67.3 million of the proceeds of the offering to enter into the convertible note hedge transactions and warrant transactions entered into in connection with this offering. See “Purchase of Convertible Note Hedges and Sale of Warrants.” Our management will have broad discretion as to the application of the net offering proceeds. Pending their ultimate use, we expect to invest the net proceeds to us from this offering in interest bearing, investment grade securities.
PRICE RANGE OF COMMON STOCK
   Our common stock trades on The NASDAQ National Market under the symbol “SNDK.” The following table shows the range of high and low sales prices per share for our common stock for the periods indicated and as reported by NASDAQ through May 5, 2006. The information set forth below gives retroactive effect to a 2-for-1 stock split, in the form of a 100% stock dividend effective on February 18, 2004.

	Price Range of
	Common Stock

Quarter Ended	High	Low

March 28, 2004	$36.35	$23.49
June 27, 2004	33.25	19.79
September 26, 2004	28.70	19.28
January 2, 2005	31.96	19.66
April 3, 2005	28.42	20.25
July 3, 2005	29.03	23.45
October 2, 2005	48.58	23.41
January 1, 2006	65.49	46.15
April 2, 2006	79.80	52.15
July 2, 2006 (through May 5, 2006)	65.79	55.02
   On May 5, 2006, the last reported sale price for our common stock on The NASDAQ National Market was $62.53 per share.
DIVIDEND POLICY
   We have never paid or declared any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. The decision whether to pay cash dividends will be made by our Board of Directors in light of conditions then existing, including our results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors.

CAPITALIZATION
   The following table sets forth our capitalization as of April 2, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of the notes in this offering, after deducting underwriting discounts and commissions and offering expenses payable by us and use of approximately $67.32 million of the proceeds for the convertible note hedge transactions and the warrants entered into in connection with this offering.
   You should read this table in conjunction with our unaudited condensed consolidated financial statements and the notes to those statements, which are incorporated by reference in this prospectus supplement.

	As of April 2, 2006

	Actual	As Adjusted

	(Unaudited, in thousands,
	except share amounts)
Cash, cash equivalents and investments	$1,751,765	$2,660,445

Long-term convertible senior notes	—	1,000,000

Stockholders’ equity:
Preferred stock, $0.001 par value; 4,000,000 shares authorized, 2,000,000 shares designated Series A Junior Participating Preferred Stock, remainder are undesignated; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 400,000,000 shares authorized, 194,603,634 shares issued and outstanding, actual and as adjusted	195	195
Capital in excess of par value	1,984,474	1,917,154
Accumulated earnings	941,739	941,739
Accumulated other comprehensive income	4,984	4,984

Total stockholders’ equity	2,931,392	2,864,072

Total capitalization	$2,931,392	$3,864,072

   This table excludes the following shares:

•	21,967,312 shares issuable upon exercise of options outstanding at a weighted average exercise price of $28.99 per share as of April 2, 2006;

•	384,336 shares of common stock issuable upon vesting of restricted stock units outstanding and restricted stock units outstanding as of April 2, 2006;

•	a total of 10,700,000 shares reserved for future issuance under our stock option and employee stock purchase plans as of April 2, 2006, excluding the 15,000,000 share increase in the number of shares reserved for issuance under our 2005 Incentive Plan for which we are seeking stockholder approval at our 2006 annual meeting; and

•	the approximately million shares of common stock initially issuable upon conversion of the notes offered hereby.
   This table also does not take into account the 400,000,000 share increase in our authorized common stock for which we are seeking stockholder approval at our 2006 annual meeting.

DESCRIPTION OF THE NOTES
   We will issue the notes under an indenture to be dated as of May      , 2006 between us and The Bank of New York Trust Company, N.A., as trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.
   The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of terms used in the indenture. We urge you to carefully read the entire indenture because it, and not this description, defines your rights as a holder of the notes. You may request a copy of the indenture from us. A copy of the indenture will be filed by us with the Securities and Exchange Commission and will be available as described under the heading “Where You Can Find More Information” in the prospectus accompanying this prospectus supplement.
   For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to SanDisk Corporation and not to our subsidiaries.
General
   The notes:

•	will be

•	our general unsecured obligations,

•	equal in right of payment with any other senior unsecured indebtedness of ours;

•	senior in right of payment to any indebtedness that is contractually subordinated to the notes;

•	structurally subordinated to the claims of our subsidiaries’ creditors, including trade creditors; and

•	effectively subordinated to any secured indebtedness to the extent of the value of the collateral securing such indebtedness. See “Risk Factors — Risks Related to this Offering —” We have significant financial obligations related to our ventures with Toshiba which could impact our ability to comply with our obligations under the notes.”

•	will be limited to an aggregate principal amount of $1.0 billion, or $1.15 billion if the underwriters exercise their overallotment option to purchase additional notes in full, except as set forth below;

•	mature on May , 2013, unless earlier converted or repurchased;

•	will be issued without interest coupon, in denominations of $1,000 and integral multiples of $1,000; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.
   The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Our subsidiaries will not guarantee any of our obligations under the notes.
   The notes are convertible as described below under “ — Conversion Rights.”
   The notes will be issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus supplement to refer to each $1,000 principal amount of notes.
   We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes offered hereby in an unlimited aggregate principal amount, so long as the additional notes are fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in tender offers, open market purchases or negotiated transactions without prior notice to holders.
   The registered holder of a note will be treated as the owner of it for all purposes.
   Other than restrictions described under “— Designated Event Permits Holders to Require Us to Purchase Notes” and “— Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “— Conversion Rights — Conversion Rate Adjustments — Adjustment to Shares Delivered upon Conversion upon Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect holders. See “Risk Factors — Risks Related to this Offering.”
Payments on the Notes; Paying Agent and Registrar
   We will pay the principal of certificated notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated a corporate trust office of the trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $1,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $1,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.
   We will pay principal of, and interest on notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global notes.
Transfer and Exchange
   A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted, by the indenture. We are not required to transfer or exchange any note selected or surrendered for conversion.
Interest
   The notes will bear interest at a rate of           % per year from May      , 2006, or from the most recent date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on May 15 and November 15 of each year, beginning November 15, 2006.
   Interest will be paid to the person in whose name a note is registered at the close of business on May 1 or November 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.
   No sinking fund is provided for the notes.

Conversion Rights

General
   Upon the occurrence of any of the conditions described under the headings “— Conversion Upon Satisfaction of Trading Price Condition,” “— Conversion Based on Common Stock Price” and “— Conversion upon Specified Corporate Transactions,” holders may convert each of their notes initially at an initial conversion rate of                      shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $           per share of common stock, at any time prior to the close of business on the scheduled trading day immediately preceding February      , 2013. On and after February      , 2013, holders may convert each of their notes at the conversion rate regardless of the conditions described under the headings “— Conversion Upon Satisfaction of Trading Price Condition,” “— Conversion Based on Common Stock Price” and “— Conversion upon Specified Corporate Transactions” until the close of business on the scheduled trading day immediately preceding the maturity date of May      , 2013.
   The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.
   Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “— Payment upon Conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest to, but not including, the conversion date.
   As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.
   Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the notes so converted; but no such payment need be made:

•	if we have specified a designated event purchase date as defined below that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such notes.
   If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon Satisfaction of Trading Price Condition
   Prior to February      , 2013, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for such date, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.
   The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any or all of the underwriters; but if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the notes will not be deemed to be convertible pursuant to the conversion trigger. Any such determination will be conclusive absent manifest error.
   In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the conversion rate.
   If the trading price condition has been met, we shall so notify the holders of the notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the last reported sale price of our common stock and the conversion rate for such date, we shall so notify the holders of notes.
   The “last reported sale price” of our common stock on any date means the closing sale price per share, or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices, on that date as reported by The NASDAQ National Market, or if our common stock is not then traded on The NASDAQ National Market, on the principal United States national or regional securities exchange on which it is then listed, if any. If our common stock is not reported by The NASDAQ National Market or listed on a United States national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include any or all of the underwriters, selected by us for this purpose. Any such determination will be conclusive absent manifest error.
   “Trading day” means a day during which (i) trading in our common stock generally occurs, (ii) there is no market disruption event as defined below and (iii) a last reported sale price for our common stock, other than a last reported sale price referred to in the last sentence of such definition, is available for such day.
   “Market disruption event” means the occurrence or existence for more than one-half hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading by reason of movements in price exceeding limits permitted by The NASDAQ National Market or otherwise in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such day.

Conversion Based On Common Stock Price
   Prior to February      , 2013, a holder may surrender notes for conversion during any calendar quarter after the calendar quarter ending June 30, 2006, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter.

Conversion upon Specified Corporate Transactions
   If we elect to:

•	distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the record date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer. You may not exercise this right if you may participate in the distribution without conversion.
   In addition, if we are party to any transaction or event that constitutes a designated event, a holder may surrender notes for conversion at any time from and after the 30th scheduled trading day prior to the anticipated effective date of such transaction or event until the repurchase date corresponding to such designated event, and if such designated event constitutes a fundamental change, will be entitled to receive extra shares upon any conversion as described below under “— Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change”.
   You will also have the right to convert your notes if we are a party to a combination, merger, binding share exchange or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our common stock would be converted into cash, securities and/or other property that does not also constitute a designated event. In such event, you will have the right to convert your notes at any time beginning 15 calendar days prior to the date that is the actual effective date of such transaction and ending on the 15th calendar day following the effective date of such transition. We will notify holders at least 20 calendar days prior to the anticipated effective date of such transaction. If the transaction also constitutes a designated event, in lieu of the conversion right described in this paragraph, you will have the conversion right described in the preceding paragraph and you will have the right to require us to repurchase your notes as set forth below under “— Designated Event Permits Holders to Require Us to Purchase Notes”.

Conversion Procedures
   If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

   If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.
   The date you comply with these requirements is the “conversion date” under the indenture.
   If a holder has already delivered a purchase notice as described under “— Designated Event Permits Holders to Require Us to Purchase Notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon Conversion
   We will settle conversion of all notes validly tendered for conversion in cash and shares of our common stock, if applicable. We will settle each $1,000 principal amount of notes being converted by delivering, on the third trading day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts as defined below for each of the 20 trading days during the related observation period.
   The “observation period” with respect to any note means the 20 consecutive trading-day period beginning on and including the second trading day after you validly deliver your conversion notice to the conversion agent.
   The “daily settlement amount,” for each of the 20 trading days during the observation period, shall consist of:

•	cash equal to the lesser of (x) $50 and (y) the daily conversion value relating to such day; plus

•	if such daily conversion value exceeds $50, a number of shares equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of our common stock for such day (the “deliverable stock”).
   The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, 1/20 of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock, or the consideration into which our common stock has been converted in connection with certain corporate transactions, on such day. Any such determination will be conclusive absent manifest error.
   The “daily VWAP” for our common stock means, for each of the 20 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page [SNDK <equity> AQR] in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day, or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as our board of directors determines in good faith using a volume-weighted method.
   We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the amounts above based on the last reported sale price of our common stock on the last day of the applicable observation period.
   The indenture requires us to pay the principal portion of the conversion amount of the notes in cash, and we may be required to pay cash for all or a significant portion of the total principal amount of the notes as a result of conversions after the occurrence of any of the events referred to above. See

“Risk Factors — Risks Related to this Offering”. While we do not currently have any debt or other agreements that would restrict our ability to pay the principal amount of the notes in cash, we may enter into such an agreement in the future which may limit or prohibit our ability to make any such payment. Our failure to pay the principal amount of the notes when converted would result in an event of default with respect to the notes.

Conversion Rate Adjustments
   The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

Adjustment Events.
   (1) If we issue shares of our common stock as a dividend or distribution on all or substantially all of our shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR(#) = CR 0 ×	OS(#) OS 0

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such event;

CR(#) = the conversion rate in effect immediately after the “ex-date” for such event;

OS0 = the number of shares of our common stock outstanding immediately prior to the “ex-date” for such event; and

OS(#) = the number of shares of our common stock outstanding immediately after the “ex-date” for such event.
   (2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

CR(#) = CR 0 ×	OS 0 + X OS 0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such event;

CR(#) = the conversion rate in effect immediately after the “ex-date” for such event;

OS0 = the number of shares of our common stock outstanding immediately prior to the “ex-date” for such event;

X = the total number of shares of our common stock issuable pursuant to such rights; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, warrants or convertible securities divided by the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the “ex-date” relating to such distribution for the issuance of such rights or warrants.

   (3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	as described below in this paragraph (3) with respect to spin-offs;
   then the conversion rate will be adjusted based on the following formula:

CR(#) = CR 0 ×	SP 0 SP 0 - FMV
   where,
   CR0 = the conversion rate in effect immediately prior to the “ex-date” for such distribution;
   CR(#) = the conversion rate in effect immediately after the “ex-date” for such distribution;
   SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the “ex-date” relating to such distribution; and
   FMV = the fair market value as determined by our board of directors of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the “ex-date” relating to such distribution.
   With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the record date fixed for determination of stockholders entitled to receive the distribution will be increased based on the following formula:

CR(#) = CR 0 ×	FMV 0 + MP 0 MP 0
   where,
   CR0 = the conversion rate in effect immediately prior to such distribution;
   CR(#) = the conversion rate in effect immediately after such distribution;
   FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off; and
   MP0 = the average of the last reported sale prices of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off.
   The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the ten trading days following any spin-off, references within this paragraph (3) to ten days shall be deemed replaced with such lesser number of trading days as have elapsed between such spin-off and the conversion date in determining the applicable conversion rate.
   (4) If we pay any cash dividend or distribution to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR(#) = CR 0 ×	SP 0 SP 0 - C
   where,

   CR0 = the conversion rate in effect immediately prior to the “ex-date” for such distribution;
   CR(#) = the conversion rate in effect immediately after the “ex-date” for such distribution;
   SP0 = the last reported sale price of our common stock on the trading day immediately preceding the “ex-date” relating to such distribution; and
   C = the amount in cash per share we distribute to holders of our common stock.
   (5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, if the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR(#) = CR 0 ×	AC + (SP(#) × OS(#)) OS 0 × SP(#)
   where,
   CR0 = the conversion rate in effect on the date such tender or exchange offer expires;
   CR(#) = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;
   AC = the aggregate value of all cash and any other consideration as determined by our board of directors paid or payable for shares purchased in such tender or exchange offer;
   OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;
   OS(#) = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires; and
   SP(#) = the average of the last reported sale prices of our common stock on the trading day next succeeding the date such tender or exchange offer expires.
   If the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.
   As used in this section, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.
   Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.
   Events that Will not Result in Adjustments. The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.
   Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1% within one year of the first such adjustment carried forward, upon a designated event, fundamental change or upon maturity. Except as described above in this section or in “— Adjustment to Shares Delivered upon Conversion upon Fundamental Change” below, we will not adjust the conversion rate.
   Treatment of Reference Property. In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets, in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into:

•	cash up to the aggregate principal amount thereof; and

•	in lieu of any shares of our common stock otherwise deliverable, the same type and in the same proportions of consideration received by holders of our common stock in the relevant events, or the reference property.
The amount of any reference property you receive will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.
   For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration determined, based in part upon any form of stockholder election, will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.
   Treatment of Rights. To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to any common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) under “— Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
   Voluntary Increases of Conversion Rate. We are permitted, to the extent permitted by law, to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We may also, but are not required to, increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares or rights to acquire shares or similar event.
   Tax Effect. A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States Federal Income Tax Considerations.”

Adjustment to Shares Delivered upon Conversion upon Fundamental Change
   If you elect to convert your notes at any time on or after the 30th scheduled trading day prior to the anticipated effective date of a “fundamental change” as defined below until the related designated event purchase date, the conversion rate will be increased by an additional number of shares of common stock, or the additional shares, as described below; provided, however, that no increase will be made in the case of a fundamental change if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such fundamental change transaction consists of shares of capital stock traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on the NASDAQ Stock Market or another established automated over-the-counter trading market in the United States (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the notes become convertible solely into such common stock. We will notify holders of the occurrence of any such fundamental change and issue a press release no later than 30 scheduled trading days prior to the anticipated effective date of such transaction. We will settle conversions of notes as described below under “— Settlement of Conversions in a Fundamental Change.”
   The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective, the “effective date,” and the price, the “stock price,” paid per share of our common stock in the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.
   The stock prices set forth in the first row of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
   The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Effective
Stock Price

Date

/ / 2006
/ / 2007
/ / 2008
/ / 2009
/ / 2010
/ / 2011
/ / 2012
/ / 2013
   The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $ per share, subject to adjustment, no additional shares will be issued upon conversion.

•	If the stock price is less than $ per share, subject to adjustment, no additional shares will be issued upon conversion.
   Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed                     per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
   In addition, if you convert your notes prior to the effective date of any fundamental change, and the fundamental change does not occur, you will not be entitled to an increased conversion rate in connection with such conversion.
   Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Settlement of Conversions in a Fundamental Change
   As described above under “— Conversion Rate Adjustments — Treatment of Reference Property,” upon effectiveness of any fundamental change, the notes will be convertible into reference property or cash and reference property as applicable. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, notes surrendered for conversion will be settled as follows:

•	If the last day of the applicable observation period related to notes surrendered for conversion is prior to the third trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “— Payment upon Conversion” above by delivering the amount of cash and shares of our common stock, if any, based on the conversion rate then in effect without regard to the number of additional shares to be added to the conversion rate as described above, on the third trading day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of cash and reference property deliverable in lieu of shares of our common stock, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period and based upon the related daily VWAP prices during such observation period. If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•	If the last day of the applicable observation period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “— Payment upon Conversion” above based on the conversion rate as increased by the additional shares described above on the later to occur of (1) the effective date of the transaction and (2) third trading day immediately following the last day of the applicable observation period.

Designated Event Permits Holders to Require Us to Purchase Notes
   If a designated event as defined below occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date, the “designated event repurchase date,” of our choosing that is not less than 20 nor more than 35 days after the date of our notice of the designated event. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the designated event purchase date unless the designated event purchase date is between a regular record date and the interest payment date to which it relates. Any notes purchased by us will be paid for in cash.

   A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.
   A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2) we merge or consolidate with or into any other person, other than a subsidiary, another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock;

•	pursuant to which the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.
   However, notwithstanding the foregoing, holders of the notes will not have the right to require us to repurchase any notes under clauses (1) or (2) above, and we will not be required to deliver the designated event repurchase right notice incidental thereto, if at least 90% of the consideration paid for our common stock, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting a fundamental change under clause (2) above consists of shares of common stock traded on The NASDAQ National Market or a U.S. national securities exchange or quoted on another established automated over-the-counter trading market in the United States, or will be so traded or quoted immediately following the merger or consolidation, and, as a result of the merger or consolidation, the notes become convertible into such shares of such common stock.
   For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
   A “termination of trading” will be deemed to have occurred if our common stock is neither listed for trading on a U.S. national securities exchange nor approved for trading on The NASDAQ National Market at a time when The NASDAQ National Market is not a U.S. national securities exchange.
   On or before the 10th day after the occurrence of a designated event, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the designated event and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a designated event and whether such designated event also constitutes a fundamental change;

•	the date of the designated event;

•	the last date on which a holder may exercise the repurchase right;

•	the designated event purchase price or the fundamental change purchase price, if applicable;

•	the designated event purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that the notes with respect to which a designated event change purchase notice has been delivered by a holder may be converted only if the holder withdraws the designated event purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.
   Simultaneously with providing such notice, we will publish a notice containing this information on our website or through such other public medium as we may use at that time.
   To exercise the purchase right, you must deliver, on or before the designated event repurchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Designated Event Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
   You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the designated event purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.
   We will be required to purchase the notes on the designated event repurchase date. You will receive payment of the designated event purchase price promptly following the later of the designated event purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the designated event purchase price of the notes on the business day following the designated event purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

•	all other rights of the holder will terminate other than the right to receive the designated event purchase price or fundamental change purchase price, as the case may be, and previously accrued and unpaid interest upon delivery or transfer of the notes.
   The purchase rights of the holders could discourage a potential acquirer of us. The designated event purchase price and fundamental change purchase features, however, are not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.
   If a designated event were to occur, we may not have the financial resources or be able to arrange for financing to pay such principal amount in connection with the tender of notes for repurchase. While we do not currently have any debt or other agreements that would restrict our ability to pay the principal amount of the notes in cash, we may enter into such an agreement in the future which may limit or prohibit our ability to make any such payment. See “Risk Factors — Risks Related to this

Offering — We may be unable to repurchase notes upon the occurrence of a designated event; a designated event may adversely affect us or the notes.” If we fail to purchase the notes when required following a designated event, we will be in default under the indenture. In addition, we may in the future incur other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.
   No notes may be purchased at the option of holders upon a designated event if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the designated event purchase price of the notes.
Consolidation, Merger and Sale of Assets
   The indenture provides that we will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person, if not the Company, is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity, if not the Company, expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, the Company under the indenture.
   Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a designated event as defined above permitting each holder to require us to purchase the notes of such holder as described above.
Events of Default
   Each of the following is an Event of Default:

(1) default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(3) failure by us to comply with our obligation to convert the notes into cash or a combination of cash and common stock, as applicable, upon exercise of a holder’s conversion right;

(4) failure by us to comply with our obligations under “— Consolidation, Merger and Sale of Assets;”

(5) failure by us to issue a designated event notice when due;

(6) failure by us for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other agreements contained in the notes or indenture;

(7) default by us or any majority owned subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $50 million in the aggregate of the Company and/or any subsidiary, whether such debt now exists or shall hereafter be created, which default results in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by us or such subsidiary; or

(8) certain events of bankruptcy, insolvency, or reorganization of the Company or any of our significant subsidiaries as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes (the “bankruptcy provisions”).
   If an Event of Default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an Event of Default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.
   The holders of a majority in principal amount of the outstanding notes may waive all past defaults except with respect to nonpayment of principal or interest and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.
   Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.
   Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
   The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.
Optional Redemption by SanDisk
   The notes may not be redeemed prior to maturity.
Modification and Amendment
   Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding, including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate, or extend the stated time for payment, of interest on any note;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that adversely affects the conversion rights of any notes;

(5) reduce the designated event purchase price or fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) change the place or currency of payment of principal or interest in respect of any note;

(7) impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.
   Without the consent of any holder, we and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended, or the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code;

(4) add guarantees with respect to the notes;

(5) secure the notes;

(6) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(7) make any change that does not materially adversely affect the rights of any holder; or

(8) comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act.
   The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.
Discharge
   We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash and shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.
Calculations in Respect of Notes
   Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.
Trustee
   The Bank of New York is the trustee, security registrar, paying agent and conversion agent.
Form, Denomination and Registration
   The bonds will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.
Global Bond, Book-Entry Form
   Bonds will be evidenced by one or more global bonds. We will deposit the global bond or bonds with DTC and register the global bonds in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global bond may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
   Beneficial interests in a global bond may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global bond to such persons may be limited.

   Holders who are not participants may beneficially own interests in a global bond held by DTC only through participants, or some banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global bond, Cede & Co. for all purposes will be considered the sole holder of such global bond. Except as provided below, owners of beneficial interests in a global bond will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global bond.
   We will pay interest on the repurchase price of a global bond to Cede & Co., as the registered owner of the global bond, by wire transfer of immediately available funds on each interest payment date, repurchase date or designated event repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global bond; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
   We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global bond as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global bond held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”
   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global bond to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.
   Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of bonds, including the presentation of bonds for exchange, only at the direction of one or more participants to whose account with DTC interests in the global bond are credited, and only in respect of the principal amount of the bonds represented by the global bond as to which the participant or participants has or have given such direction.
   DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
   DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global bond among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue bonds in certificated form in exchange for global bonds. In addition, the owner of a beneficial interest in a global bond will be entitled to receive a bond in certificated form in exchange for such interest if an event of default has occurred and is continuing.
Information Concerning the Trustee; Reports by SanDisk
   We have appointed The Bank of New York, a New York banking corporation, the trustee under the indenture, as paying agent, conversion agent, bond registrar and custodian for the bonds. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.
   The indenture contains limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in some cases or to realize on some property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the bonds, the trustee must eliminate such conflict or resign.
   In the indenture, we have agreed to file with the trustee and transmit to holders of the bonds such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the time and in the manner required by such Act.
Governing Law
   The bonds and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK
   As of May 1, 2006, there were 195,331,052 shares of our common stock issued and outstanding. We are authorized to issue 400,000,000 shares of common stock, $0.001 par value per share. We are also authorized to issue 4,000,000 shares of preferred stock, $0.001 par value per share, of which as of May 1, 2006, 2,000,000 shares had been designated Series A Junior Participating Preferred Stock and the remainder were undesignated. The following description summarizes the material features of our capital stock and some provisions of Delaware corporate law that apply to us. For greater detail about our capital stock, please refer to our certificate of incorporation and our bylaws.
Common Stock
   The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our common stockholders and are entitled to cumulate shares for purposes of voting to elect directors.
   Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
   Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.
   Our board of directors has designated a total of 2,000,000 shares of our preferred stock as Series A Junior Participating Preferred Stock, which are reserved for issuance under our stockholder rights plan.
Stockholders’ Rights Plan
   On September 15, 2003, we adopted a stockholders’ rights plan and declared a dividend of one preferred share purchase right for each outstanding share of our common stock, $0.001 par value. The dividend was paid on September 25, 2003 to stockholders of record on that date. Under the rights plan, each right will entitle the registered holder to purchase from us one two-hundredths of a share of our Series A Junior Participating Preferred Stock, $0.001 par value, referred to as the Preferred Shares, at a purchase price of $225.00 per one two-hundredths of a Preferred Share, subject to adjustment. Because the rights may substantially dilute the stock ownership of a person attempting to take us over without the approval of our board of directors, our rights plan could make it more difficult for a third party to acquire us, or a significant portion of our capital stock, without first negotiating with our board of directors regarding the acquisition.
   The description of our rights plan contained in the Registration Statement on Form 8-A filed on September 25, 2003 and any subsequent updates is incorporated by reference into this prospectus supplement.

Anti-takeover Provisions of Our Restated Certificate of Incorporation, as amended, our Restated Bylaws and Delaware Law
   Provisions in our certificate of incorporation and bylaws may delay or prevent a change of control or changes in our management. These provisions include:
   Several provisions of our certificate of incorporation and bylaws could deter or delay unsolicited changes in control of us. These include provisions restricting or eliminating our stockholders’ power to fill vacancies on the board of directors, nominate directors and raise other matters at stockholders’ meetings. In addition, our board of directors has the authority, without further action by our stockholders, to fix the rights and preferences of and issue preferred stock. These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of stockholders to approve transactions that they may deem to be in their best interests.
   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.
   Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the corporation’s voting stock.
Transfer Agent and Registrar
   The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C.
Listing
   Our common stock is traded on The NASDAQ National Market under the trading symbol “SNDK.”

PURCHASE OF CONVERTIBLE NOTE HEDGES AND SALE OF WARRANTS
   We intend to enter into convertible note hedge transactions with respect to our common stock, the “purchased call options,” with Morgan Stanley International Limited, an affiliate of Morgan Stanley & Co. Incorporated, and Goldman, Sachs & Co., together with Morgan Stanley International Limited, the “dealers.” The purchased call options will cover, subject to customary anti-dilution adjustments, approximately            million shares of our common stock. Concurrently with entering into the purchased call option transactions, we also intend to enter into warrant transactions whereby we will sell to the dealers warrants to acquire, subject to customary anti-dilution adjustments, approximately            million shares of our common stock with a higher strike price than the purchased call option, the “sold warrants.” The purchased call options and the sold warrants are summarized below. If the underwriters exercise their overallotment option to purchase additional notes, we may enter into additional purchased call options and sold warrants up to an amount equal to the number of shares initially issuable upon exchange of additional notes.
   The purchased call options and sold warrants are separate transactions entered into by us with the dealers, are not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the purchased call options or the sold warrants.
   The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of the notes in the event that the market value per share of our common stock at the time of exercise is greater than the strike price of the purchased call options, which corresponds to the initial conversion price of the notes and are similarly subject to the same customary adjustments.
   If the market value per share of our common stock at the time of any exercise under the purchased call options is above the strike price of the purchased call options, the purchased call options entitle us to receive from the dealers net shares of our common stock based on the excess of the then current market price of our common stock over the strike price of the purchased call options. Additionally, if the market price of our common stock at the time of exercise under any sold warrant exceeds the strike price of the sold warrants, we will owe the dealers net shares of our common stock in an amount based on the excess of the then current market price of our common stock over the strike price of the sold warrants.
   If the market value of our common stock at the maturity of the sold warrants, if not otherwise exercised earlier by the dealer, exceeds the strike price of the sold warrants, the dilution mitigation under the purchased call options will be capped, which means that there would be dilution from conversion of the notes to the extent that the then market value per share of our common stock exceeds the strike price of the warrants at the time of conversion.
   For discussion of hedging arrangements that may be entered into in connection with these purchased call options and sold warrants, see “Underwriting” and “Risk Factors — Risks Related to this Offering — The convertible note hedge and warrant option transactions may affect the value of the notes and our common stock.”
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
   The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted by a holder who purchases the notes upon their initial issuance in this offering at the offering price. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, Internal Revenue Service, or IRS, rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, such as financial institutions, insurance companies, broker-dealers, partnerships and other pass-through entities and tax-exempt organizations including private foundations, or to investors that will hold notes, or common stock received pursuant to a conversion of notes, as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, that have a functional currency other than the United States dollar or that may be subject to the alternative minimum tax, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that the notes will be treated as indebtedness for U.S. federal income tax purposes. This summary further assumes that investors will hold their notes and common stock received pursuant to a conversion of notes as “capital assets” (generally, property held for investment) under the Code. Each prospective investor is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-United States income and other tax considerations of an investment in the notes or common stock received pursuant to a conversion of notes.
U.S. Holders
   As used herein, a “U.S. holder” is a beneficial owner of notes or common stock that is, for U.S. federal income tax purposes:
   1. a citizen or resident alien individual of the United States;
   2. a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
   3 an estate the income of which is subject to U.S. federal income tax regardless of its source; or
   4. a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
   A “non-U.S. holder” is a beneficial owner, other than a partnership, of the notes or common stock that is not a U.S. holder.
   If a partnership or other entity taxable as a partnership holds notes or common stock received pursuant to a conversion of notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding notes or common stock should consult their tax advisors.
Interest
   Payments of interest made to a U.S. holder in respect of the notes, including any accrued and unpaid interest deemed to have been paid upon conversion, will be subject to U.S. federal income tax as ordinary income when received or accrued in accordance with such U.S. holder’s regular method of tax accounting for U.S. federal income tax purposes.
Conversion of the Notes
   If a U.S. holder converts or exchanges the notes, and we deliver a combination of cash and our common stock in the conversion, then, in general:

•	a U.S. holder should recognize gain, but not loss, to the extent that the cash and the value of the shares, other than amounts attributable to accrued interest, exceed the U.S. holder’s adjusted tax basis in the notes, but in no event should the amount of recognized gain exceed the amount of cash received;

•	any gain recognized by a U.S. holder should be treated as capital gain and, to the extent the U.S. holder has owned the note for more than one year, should be treated as long-term capital gain;

•	a U.S. holder will be required to include in gross income all accrued and unpaid interest up to the date of conversion;

•	a U.S. holder’s basis in the shares received should be the same as its basis in the notes converted or exchanged, which will generally be equal to the amount paid for the notes plus any amounts paid in connection with such conversion representing interest at the time of conversion of the note, exclusive of any basis allocable to a fractional share, decreased by the amount of cash received, other than cash received in lieu of a fractional share, and increased by the amount of gain, if any, recognized by such holder, other than gain with respect to a fractional share;

•	a U.S. holder’s amount of gain or loss recognized on the receipt of cash in lieu of a fractional share should equal the difference between the amount of cash received in respect of the fractional share and the portion of the U.S. holder’s adjusted tax basis in the note that is allocable to the fractional share; and

•	the holding period in the shares received in the exchange should include the holding period for the notes that were converted or exchanged, except that the holding period of shares attributable to accrued interest may commence on the day following the date of delivery of common stock, although there is no authority precisely on point.
U.S. holders are urged to consult their tax advisors with respect to the United States federal income tax consequences resulting from the exchange of notes into a combination of cash and common stock.
Sale or Exchange of Notes or Common Stock Received upon Conversion of Notes
   Upon the sale or exchange of a note, including a conversion of notes solely into cash, or of common stock received upon conversion of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between (a) the amount of cash proceeds and the fair market value of any property received on such sale or exchange, except to the extent such amount is attributable to accrued interest, which will be subject to tax as ordinary income to the extent not previously included in gross income by the U.S. holder and (b) the U.S. holder’s adjusted tax basis in the note or common stock. A U.S. holder’s tax basis in a note will generally be the amount paid for such note and a U.S. holder’s tax basis in common stock received upon conversion of a note will generally be determined as described above, under “Conversion of the Notes.” Such gain or loss will be long-term if the U.S. holder is treated as holding the note or common stock received upon conversion of a note for more than one year at the time of sale or exchange. Generally, long-term capital gain for certain non-corporate U.S. holders, including individuals, is eligible for a reduced rate of taxation. The amount deductible in respect of a capital loss is subject to limitations under the Code.
Constructive Distributions
   If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is adjusted, such adjustment generally will be deemed to be the payment of a taxable dividend, for United States federal income tax purposes, to U.S. holders of the notes. For example, an adjustment of the conversion rate in the event of distributions of our debt instruments, or our assets, or an adjustment in the event of a cash dividend, generally will result in deemed dividend treatment to U.S. holders of the notes. As a result, a U.S. holder could have taxable income as a result of an event pursuant to which the U.S. holder receives no cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the stockholders in our assets or earnings and profits, then such increase in the proportionate interest of the stockholders generally will be treated as a distribution to the stockholders, taxable as a dividend to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the notes in such circumstances, however, will generally not be considered to result in a constructive dividend distribution. U.S. holders should consult their tax advisors concerning the appropriate tax treatment of an increase in the conversion rate by reason of a fundamental change.
Distributions
   Cash distributions, if any, made on our common stock generally will be included in the gross income of a U.S. holder of our common stock as dividend income to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Cash distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of such U.S. holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder that is subject to United States federal income tax may be eligible for a dividends received deduction. Dividends received by certain non-corporate U.S. holders, including individuals, will generally be subject to tax at a reduced rate of United States federal income tax under current law, provided certain holding period and other requirements are satisfied.
Backup Withholding and Information Reporting
   Payments we make to a U.S. holder related to the notes or the common stock will be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption. Backup withholding may apply to payments received by a U.S. holder if the U.S. holder fails to provide us with certain identifying information, including the U.S. holder’s correct taxpayer identification number, in the manner required or is not otherwise exempt from this requirement. Generally, individuals are not exempt recipients and corporations are exempt recipients. The amount of backup withholding withheld from payments to a U.S. holder will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle the U.S. holder to a refund provided the U.S. holder timely furnishes the required information to the IRS.
Non-U.S. Holders
   The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. holder as defined above.

Taxation of Interest
   Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30%, or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a non-U.S. holder that:

•	owns, actually or constructively, at least 10% of our voting stock;

•	is a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; or

•	is a “controlled foreign corporation” that is related to us.
   In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.

   The portfolio interest exception, entitlement to treaty benefits and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the non-U.S. holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes
   Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “— Non-U.S. Holders — Taxation of Interest” above), unless:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and, if an income tax treaty applies, the gain is attributable to the non-U.S. holder’s permanent establishment in the United States, in which case it would be subject to tax as described below under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business;”

•	the non-U.S. holder was a citizen or resident of the United States and is subject to certain special rules that apply to expatriates;

•	subject to certain exceptions, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, described below treat the gain as effectively connected with a U.S. trade or business.
   The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends
   Dividends paid to a non-U.S. holder on common stock received on conversion of a note and any taxable constructive stock dividends as described under “— U.S. Holders — Constructive Distributions” above generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax, however, may be reduced under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder should demonstrate its entitlement to treaty benefits by delivering a properly executed IRS Form W-8BEN or appropriate substitute form.

Sale of Common Stock
   Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock, unless the exceptions described under “— Non-U.S. Holders — Sale, Exchange, Redemption, Conversion or Other Disposition of Notes” above apply.

Income or Gains Effectively Connected With a U.S. Trade or Business
   The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates applicable to U.S. holders. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business and, if a tax treaty applies, attributable to a permanent establishment or fixed base in the United States, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a properly executed IRS Form W-8ECI or appropriate substitute form. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.
Backup Withholding and Information Reporting
   The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%.
   We must report annually to the IRS the interest and/or dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “— Non-U.S. Holders — Taxation of Interest” and “— Non-U.S. Holders — Dividends” above. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides. Payments to non-U.S. holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the non-U.S. holder certifies its nonresident status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to non-U.S. holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the non-U.S. holder certifies its foreign status.
   Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

UNDERWRITING
   Under the terms and subject to the conditions contained in an underwriting agreement dated May      , 2006, we have agreed to sell to each of the underwriters, and the underwriters have severally agreed to purchase, the following respective aggregate principal amount of notes:

Name	Principal Amount

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Thomas Weisel Partners LLC

Total	$1,000,000,000

   The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement and the accompanying prospectus if any notes are taken. However, the underwriters are not required to take or pay for any notes covered by the option of the underwriters to purchase additional notes as described below.
   The underwriters initially propose to offer the notes directly to the public at the public offering price listed on the cover page of this prospectus supplement. After the notes are released to the public, the offering price and other selling terms may from time to time be varied by the underwriters.
   We have granted to the underwriters an option exercisable for 30 days from the date of the closing of this offering to purchase, in the event the underwriters sell more than $1.0 billion principal amount of notes, up to an additional $150 million aggregate principal amount of notes at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions, solely to cover over-allotments.
   The following table shows the total underwriting discounts and commissions to be paid to the underwriters by us for the notes. These amounts are shown assuming both no exercise and full exercise of the option of the underwriters to purchase up to $150.0 million additional principal amount of notes.

Underwriting Discounts and Commissions Paid by Us	No Exercise	Full Exercise

Per $1,000 principal amount of notes	$	$
Total	$	$
   The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or include them in any automated quotation system. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making activity may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.
   We and each of our directors and executive officers have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., not to, during the period ending 90 days immediately after the date of this prospectus supplement, provided however, these restrictions will not apply to one of our directors after his planned retirement from our board of directors on May 25, 2006:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.
   The restrictions described in the preceding paragraph do not apply to:

•	the issuance and sale of the notes offered by this prospectus supplement;

•	the issuance of shares of our common stock upon conversion of the notes;

•	the issuance by us of shares of our common stock upon the exercise of options or a warrant or the conversion of a security outstanding as of the date of this prospectus supplement;

•	the issuance by us of the convertible note hedge and warrant;

•	the issuance by us of shares of our common stock, options or other rights under our existing stock option plan, stock purchase plan or other employee plan that has been disclosed to the underwriters in writing;

•	the issuance by us of any shares or other securities in connection with a merger, acquisition, asset purchase or similar business combination representing up to 7% of our outstanding shares as of the date hereof;

•	the sale by any of our directors and executive officers of shares of our common stock through existing Rule 10b5-1 plans as in effect on April 30, 2006 and that have been disclosed to the underwriters in writing;

•	the transfer by any of our directors and executive officers as a bona fide gift of our common stock, provided that the transferee agrees to be bound by such restrictions and certain other conditions are satisfied; or to any trust for the direct or indirect benefit of such director or executive officer, provided that the trustee of the trust agrees to be bound by such restrictions and certain other conditions are satisfied;

•	in the event the service of any director or executive officer is terminated for any reason, the transfer to us or any broker in order to pay the exercise price, excluding withholding taxes, for any stock option issued pursuant to our stock option plans; and

•	purchases of shares of our common stock, the notes or any of our other securities by our directors or executive officers in open market transactions after the completion of this offering.
   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
   In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the principal amount of notes available for purchase by the underwriters under their option to purchase additional notes. The underwriters can close out a covered short sale by exercising their option to purchase additional notes or purchasing the notes in the open market. In determining the source of notes to close out a covered short sale, the underwriters will consider, among other things, the open market price of notes compared to the price available under the over-allotment option. The underwriters may also sell notes in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, notes in the open market to stabilize the price of the notes. These activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
   In general, purchases of a security for the purpose of stabilizing or reducing a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.
   Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock or the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.
   In addition, we intend to enter into convertible note hedge transactions and to issue warrants to Morgan Stanley International Limited, an affiliate of Morgan Stanley & Co. Incorporated, and Goldman, Sachs & Co., the “dealers”, using approximately $67.3 million of the proceeds of this offering. If the underwriters exercise their option to purchase additional notes, we may enter into additional convertible note hedge and warrant transactions up to an amount equal to the number of shares initially issuable upon conversion of the notes issued upon exercise of the underwriters’ option. In connection with the convertible note hedge and warrant transactions, the dealers will purchase shares of our common stock in secondary market transactions and/or will enter into various derivative transactions at the time of this offering after the pricing of the notes. See “Purchase of Convertible Note Hedges and Sale of Warrants.” The dealers are likely to modify their hedge positions throughout the life of the notes by purchasing and selling shares of our common stock, other securities of ours or other instruments they may wish to use in connection with such hedging. Depending on, among other things, future market conditions, the aggregate amount and the composition of these hedging arrangements between us and the dealers are likely to vary over time. The effect, if any, of such arrangements and activities on the market price of our common stock or the notes cannot be ascertained at this time, but any of these activities could materially and adversely affect the value of our common stock and the value of the notes.
   Other than the cost of the convertible note hedge and warrant transactions, we estimate that our share of the total expenses of this offering will be approximately $1.5 million.
   The underwriters and their affiliates have provided and may in the future provide financial advisory and investment banking services to us for which they receive customary fees.
LEGAL MATTERS
   Certain legal matters relating to the notes offered hereby will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California. The underwriters have been represented in connection with this offering by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS
   Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report (Amendment No. 1 of our Form 10-K/ A) for the year ended January 1, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of January 1, 2006, as set forth in their reports, which is incorporated by reference in this prospectus supplement and the accompanying prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

$1,000,000,000
(Aggregate Principal Amount)
% Convertible Senior Notes Due 2013

MORGAN STANLEY	GOLDMAN, SACHS & CO.

THOMAS WEISEL PARTNERS LLC